Exhibit 99.1

SILVER WHEATON CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2012

March 25, 2013

Suite 3150, 666 Burrard Street
Vancouver, B.C. V6C 2X8

SILVER WHEATON CORP.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2012

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and any statements as to future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2012, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2012	2011	2010

High	C$1.0418	C$1.0604	C$1.0778
Low	0.9710	0.9449	0.9946
Closing	0.9949	1.0170	0.9946

On March 25, 2013, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0218.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2012, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2012	2011	2010

High	$37.23	$48.70	$30.70
Low	26.67	26.16	15.14
Average	31.15	35.12	20.19
Closing	29.95	28.18	30.63

On March 25, 2013, the closing fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $28.67.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2012, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2012	2011	2010

High	$1,791.75	$1,895.00	$1,421.00
Low	1,540.00	1,319.00	1,058.00
Average	1,668.98	1,571.52	1,224.53
Closing	1,657.50	1,531.00	1,405.50

On March 25, 2013, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $1,602.25.

CORPORATE STRUCTURE

Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) was continued under the Business Corporations Act (Ontario).

The Company’s head office is located at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s active subsidiaries are Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned by the Company and is governed by the laws of the Cayman Islands and Silver Wheaton Luxembourg S.a.r.l. (“Silver Wheaton Luxembourg”) which is wholly-owned by Silver Wheaton Caymans and is governed by the laws of Luxembourg. As of December 31, 2012, Silverstone Resources (Barbados) Corp. was liquidated into Silver Wheaton Caymans. As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Company” means Silver Wheaton Corp., Silver Wheaton Caymans and Silver Wheaton Luxembourg.

SILVER WHEATON AND ITS PRINCIPAL SUBSIDIARIES

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Vale Transaction

Salobo Mine

On February 28, 2013, the Company entered into an agreement (the “Salobo Mine Purchase Agreement”) to acquire from Vale S.A. (“Vale”) an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine (the “Salobo Mine”), located in Brazil. Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

Vale is in the process of expanding the mill throughput capacity at the Salobo Mine to 24 million tonnes per annum from its current 12 million tonnes per annum. If the expansion to 24 million tonnes per annum is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 million tonnes per annum within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

Sudbury Mine

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury Mines”) for a period of 20 years. Silver Wheaton made a total upfront cash payment in March, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years. In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

New Credit Facilities

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a five year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a one year term (the “Bridge Facility”). The Revolving Facility and Bridge Facility replaced the $400 million revolver loan and the term loan, with the latter being repaid in full on February 22, 2013. Silver Wheaton has committed to use 100% of the net proceeds from the issuance of equity securities or debt securities to repay the Bridge Facility. The Bridge Facility is available for up to two drawdowns until May 31, 2013, after which the amount available under the Bridge Facility shall be reduced to the then outstanding balance. The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Hudbay Transaction

777 Mine

On August 8, 2012, the Company entered into an agreement (the “777 Mine Purchase Agreement”) with Hudbay Minerals Inc. (“Hudbay”) to acquire 100% of the life of mine silver and gold production from its currently producing 777 mine (the “777 Mine”), located in Canada. Silver Wheaton’s share of gold production at the 777 Mine will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project (the “Constancia Project”), after which it will be reduced to 50% for the remainder of the mine life. Silver Wheaton made an upfront cash payment of $455.1 million in September, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year and subject to being increased to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term) or the prevailing market price per ounce of silver and gold delivered. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement or similar transaction related to the production of silver or gold from the 777 Mine.

See “Further Disclosure Regarding Mineral Projects on Material Properties – 777 Mine, Canada” for details regarding the 777 Mine.

Constancia Project

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire 100% of the life of mine silver production from the Constancia Project in Perú. Silver Wheaton will pay Hudbay total cash consideration of $294.9 million, of which $44.9 million was paid in September, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at the Constancia Project. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year and subject to being increased to $9.90 per ounce of silver after the initial 40 year term) or the prevailing market price per ounce of silver delivered. If the Constancia Project processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of $250 million of the upfront cash consideration relating to the Constancia Project. Hudbay has granted Silver Wheation a right of first refusal on any future streaming agreement, royalty agreement or similar transaction related to the production of silver from the Constancia Project.

San Dimas Transaction

On October 15, 2004, the Company entered into a silver purchase agreement (the “San Dimas Silver Purchase Agreement”) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas mine (the “San Dimas Mines”) and Los Filos mines

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. In addition, a per ounce cash payment of the lesser of $4.04 per ounce of silver (subject to an annual inflationary adjustment) or the prevailing market price is due, for silver delivered under the agreement. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

See “Further Disclosure Regarding Mineral Projects on Material Properties – San Dimas Mines, Mexico” for details regarding the San Dimas Mine.

Los Filos Transaction

Silver Wheaton has an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per annum until August 6, 2014 as noted under “San Dimas Transaction” above.

Rosemont Transaction

On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont copper project (the “Rosemont Project”) located in Pima County, Arizona. The payable rate for silver and gold has been fixed at 92% of production. Silver Wheaton will make total upfront cash payments of $230 million, payable on an instalment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont Project. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement.

Long-Term Investments

At December 31, 2012, the Company held long-term investments with a market value of approximately $121.3 million.

Bear Creek Mining Corporation

At December 31, 2012, Silver Wheaton owned approximately 13.3 million common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”), representing approximately 14% of the outstanding shares of Bear Creek. At December 31, 2012, the fair value of the Company’s investment in Bear Creek was approximately $44.1 million.

Revett Minerals Inc.

At December 31, 2012, Silver Wheaton owned 5.3 million common shares of Revett Minerals Inc. (TSX: RVM) (“Revett”), representing approximately 15% of the outstanding shares of Revett. At December 31, 2012, the fair value of the Company’s investment in Revett was approximately $14.8 million.

Sabina Gold & Silver Corp.

At December 31, 2012, Silver Wheaton owned 11.7 million common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 7% of the outstanding shares of Sabina. At December 31, 2012, the fair value of the Company’s investment in Sabina was $31.2 million.

Other

At December 31, 2012, Silver Wheaton owned common shares and common share purchase warrants of several other publicly traded mineral exploration, development and mining companies. At December 31, 2012, the fair value of such other long-term investments was approximately $31.3 million. As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments are not separately identified in this annual information form.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver and gold. The Company is listed on the New York Stock Exchange (“NYSE”) (symbol: SLW) and the Toronto Stock Exchange (“TSX”) (symbol: SLW). In addition, the Company has common share purchase warrants that trade on the TSX (symbol: SLW.WT.U).

To date, the Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale. Attributable silver and gold as referred to in this annual information form is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.

The Company is actively pursuing future growth opportunities, primarily by way of entering into long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed.

Principal Product

The Company’s principal product is silver that it has agreed to purchase pursuant to precious metal purchase agreements. The Company also acquires gold that it has agreed to purchase pursuant to precious metal purchase agreements. The following table summarizes the silver and gold interests currently owned by the Company (collectively, the “Mining Operations”):

Silver and	Mine	Location of	Upfront		Attributable Production to be Purchased		Term of	Date of
Gold Interests	Owner	Mine	Consideration [1]		Silver	Gold	Agreement	Contract
San Dimas	Primero [2]	Mexico	$189,799	[3]	100% [2]	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$285,000		100% [4]	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$54,805	[5]	100%	100% [6]	Life of Mine	1-Dec-08
Cozamin	Capstone	Mexico	$41,959	[5]	100%	-	10 years	4-Apr-07
777	Hudbay	Canada	$455,100		100%	100%/50% [7]	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$1,330,000	[8]	-	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$623,572	[9]	-	70%	20 years	28-Feb-13
Barrick			$625,000
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	4 years [10]	8-Sep-09
Pierina	Barrick	Peru			100%	-	4 years [10]	8-Sep-09
Veladero	Barrick	Argentina			100% [11]	-	4 years [10]	8-Sep-09
Other			$839,203
Los Filos	Goldcorp	Mexico	$4,463	[3]	100%	-	25 years	15-Oct-04
Stratoni	Eldorado Gold [12]	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	[5]	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	[5]	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	[13]	100%	100%	Life of Mine	11-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	[14]	12.5%	-	Life of Mine	n/a [15]
Constancia	Hudbay	Peru	$294,900	[16]	100%	-	Life of Mine	8-Aug-12
______________________________
(1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
(2)

Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. After August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

(3)

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero. The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

(4)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

(5)	Comprised of the value allocated to the silver and gold interest upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).
(6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
(7)

Silver Wheaton is entitled to acquire 100% of the life of mine gold production from the 777 Mine until the Constancia Project satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from the 777 Mine will be reduced to 50% for the life of mine.

(8)

Does not include the contingent liability related to the Salobo Mine expansion. Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum from its current 12 million tonnes per annum. If throughput capacity is expanded above 28 million tonnes per annum within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

(9)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
(10)

Barrick (as defined herein) will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

(11)	Silver Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
(12)	95% owned by Eldorado Gold Corporation.
(13)

Payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

(14)

Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to $32.4 million, the payment of which is contingent upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

(15)	Definitive terms of the agreement are in the process of being finalized.
(16)

Comprised of $44.9 million which was paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at the Constancia Project, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

Further details regarding the purchase agreements entered into by the Company in respect of these silver and gold interests can be found under the heading “General Development of the Business – Three Year History” above, except for the following interests which were entered into prior to the past three years:

Zinkgruvan Mine

On December 8, 2004, Silver Wheaton Caymans entered into an agreement with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan AB”) to acquire 100% of the payable silver produced by Lundin’s Zinkgruvan mining operations (the “Zinkgruvan Mine”) in Sweden for the life of mine for the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) and the then prevailing market price per ounce of silver. Upfront consideration payable to Zinkgruvan AB was approximately $77,866,000.

Yauliyacu Mine

On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase agreement with Glencore International AG (“Glencore”) and Anani Investments Ltd. to acquire an amount equal to 100% of the payable silver produced from Glencore’s Yauliyacu mining operations (the “Yauliyacu Mine”) in Perú, up to a maximum of 4.75 million ounces per year, for a period of 20 years commencing in March of 2006, for $3.90 per ounce of silver (subject to an annual inflationary adjustment). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton Caymans in subsequent years will be increased to make up the shortfall, to the extent production allows. During the term of the contract, Silver Wheaton Caymans has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

See “Further Disclosure Regarding Mineral Projects on Material Properties – Yauliyacu Mine, Perú” for details regarding the Yauliyacu Mine.

Peñasquito Mine

On July 24, 2007, Silver Wheaton Luxembourg entered into a silver purchase agreement (the “Peñasquito Silver Purchase Agreement”) with Goldcorp Inc. (“Goldcorp”) and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito Mine located in Mexico (the “Peñasquito Mine”) over its entire mine life, for upfront consideration of $485 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment three years after commercial production commences) and the then prevailing market price per ounce of silver. Silver Wheaton Luxembourg and Silver Wheaton Caymans entered into a back to back silver purchase agreement in respect of the Peñasquito Mine.

See “Further Disclosure Regarding Mineral Projects on Material Properties - Peñasquito Mine, Mexico” for details regarding the Peñasquito Mine.

Stratoni Mine

On April 23, 2007, Silver Wheaton Caymans entered into a silver purchase agreement with European Goldfields Limited (“European Goldfields”), which was acquired by Eldorado Gold Corporation on February 24, 2012, and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver produced by Hellas Gold from the Stratoni mine (the “Stratoni Mine”) located in Greece over its entire mine life, for an upfront cash payment of $57.5 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment after April 23, 2010) and the then prevailing market price per ounce of silver. During the term of the contract, Silver Wheaton Caymans has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields.

Keno Hill Mine

On October 2, 2008, the Company entered into a silver purchase agreement with Alexco Resource Corp. (“Alexco”) and Elsa Reclamation & Development Company Ltd. and Alexco Keno Hill Mining Corp. (formerly called Alexco Resource Canada Corp.), each of which are wholly-owned subsidiaries of Alexco, pursuant to which the Company agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced from the Keno Hill district, including the currently producing Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual inflationary adjustment beginning in year four after the achievement of specific operating targets) and the then prevailing market price per ounce of delivered silver. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates.

Campo Morado Mine

On May 13, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Nyrstar Mining Ltd. (formerly called Farallon Mining Ltd., and prior to that Farallon Resources Ltd.) (“Nyrstar”) and Nyrstar Resources (Barbados) Ltd. (formerly called Farallon Resources (Barbados) Ltd.), which are subsidiaries of Nyrstar NV as a result of Nyrstar NV’s acquisition of Farallon Mining Ltd. (as it was then named) in January 2011. Under the terms of the silver purchase agreement, Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $80 million in order to acquire 75% of payable silver produced by the Campo Morado property in Mexico (the “Campo Morado Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning in year four after production commences) and the then prevailing market price per ounce of delivered silver. The upfront payment was made on a drawdown basis to fund ongoing capital expenditures at the Campo Morado Mine.

Mineral Park Mine

On March 17, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Mercator Minerals Ltd. (“Mercator”) and Mercator Minerals (Barbados) Ltd., a wholly-owned subsidiary of Mercator, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $42 million in order to acquire 100% of the payable silver produced by the Mineral Park mine in the United States (the “Mineral Park Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning three years after a minimum production level has been met) and the then prevailing market price per ounce of delivered silver.

Pascua-Lama Project

On September 8, 2009, the Company entered into a silver purchase agreement (the “Pascua-Lama Silver Purchase Agreement”) with Barrick Gold Corporation (“Barrick”) pursuant to which the Company agreed to purchase an amount of silver equivalent to 25% of the life of mine silver production from Barrick’s Pascua-Lama project (the “Pascua-Lama Project”) located on the border of Chile and Argentina, as well as an amount of silver equivalent to 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Perú, and its Veladero (Silver Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period) mine, which is located in Argentina, until the end of 2013 (the “Barrick Transaction”). The Company will make total upfront cash payment to Barrick of $625 million (the “Upfront Payment”). In addition, per ounce cash payments of the lesser of $3.90 (subject to an annual inflationary adjustment starting three years after achieving project completion at Pascua-Lama) and the prevailing market price is due for silver delivered under the Pascua-Lama Silver Purchase Agreement.

Barrick has provided the Company with a completion guarantee, requiring Barrick to complete the Pascua-Lama Project to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, the Company will be entitled to the silver production from the Lagunas Norte, Pierina and Veladero mines to the extent of any production shortfall at the Pascua-Lama Project, until Barrick satisfies the completion test. If the requirements of the completion test have not been satisfied by December 31, 2015, the agreement may be terminated by the Company. In such an event, the Company would be entitled to the return of the Upfront Payment less a credit for silver delivered up to the date of such event. Barrick has also granted the Company a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama Project, where more than 50% of the value is derived from silver.

If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile, including an expropriation of any part of the Pascua-Lama Project, the selective and discriminatory imposition of any law or war or insurrection, that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to any part of the Pascua-Lama Project, then Silver Wheaton’s entitlement to silver production from that part of the Pascua-Lama Project will be suspended until the political event ceases.

If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile that would reduce Barrick’s economic value of its investment in the Pascua-Lama Project by more than 50%, then Silver Wheaton’s entitlement to silver production from the Pascua Lama Project and the uncredited balance of the Upfront Payment will be reduced to reflect the reduction of Barrick’s economic value of its investment in the Pascua-Lama Project, until the political event ceases. If the political event continues for the term of the transaction, then Silver Wheaton’s entitlement to the repayment of the uncredited balance of the Upfront Payment will be reduced to reflect the suspension of silver sales from the affected portion of the Pascua-Lama Project.

If, after Barrick satisfies the requirements of the completion test, any of Barrick’s subsidiaries that own any part of the Pascua-Lama Project becomes insolvent or bankrupt, or Barrick’s lenders exercise or enforce any security granted to them that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to the Pascua-Lama Project, then the transaction will terminate and Silver Wheaton will be entitled to an immediate repayment of the uncredited balance of the Upfront Payment.

If Silver Wheaton fails to pay any portion of the Upfront Payment to Barrick, then Barrick may terminate Silver Wheaton’s obligation to make any further payments of the Upfront Payment and reduce the amount of the Upfront Payment already paid to Barrick by the lesser of 20% of the amount already paid and $50 million. Following any such reduction, Barrick will continue to sell silver to Silver Wheaton in accordance with the terms of the transaction until the amount of silver sold to Silver Wheaton equals the reduced amount of the Upfront Payment, after which the transaction will terminate.

See “Further Disclosure Regarding Mineral Projects on Material Properties –Pascua-Lama Project, Border of Chile and Argentina” for details regarding the Pascua-Lama Project.

Silverstone Acquisition

On May 21, 2009, the Company completed the acquisition of all of the outstanding common shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement. Each common share of Silverstone was exchanged for 0.185 of a common share of Silver Wheaton (each common share of Silver Wheaton generally referred to herein as a “Common Share”), resulting in the issuance of approximately 23.4 million Common Shares. The following interests were acquired as a result of the acquisition of Silverstone:

Minto Mine – A precious metal purchase agreement to acquire 100% of the silver produced from the Minto mine (the “Minto Mine”) in Canada, owned by Capstone Mining Corp. (“Capstone”) and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter for the lesser of $3.90 per ounce of silver and $300 per ounce of gold (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver or gold. If gold production from the Minto Mine exceeds 30,000 ounces per year, the Company has committed to purchase 50% of the amount that production exceeds those thresholds for the same per ounce payment noted above.

Cozamin Mine – A silver purchase agreement to acquire 100% of the silver produced from the Cozamin mine (the “Cozamin Mine”) in Mexico, owned by Capstone until 2017 for the lesser of $4.00 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. The payment per ounce of silver delivered from the Cozamin Mine may be subject to price adjustments in certain circumstances, the effects of which are being reviewed and are not determinable at this time.

Neves-Corvo Mine – A silver purchase agreement to acquire 100% of the silver produced from the Neves-Corvo mine (the “Neves-Corvo Mine”) in Portugal, owned by Lundin Mining Corporation for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

Aljustrel Mine – A silver purchase agreement to acquire 100% of the silver produced from the Aljustrel mine (the “Aljustrel Mine”) in Portugal, owned by I’M SGPS for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

Loma de La Plata Project – A debenture with Pan American Silver Corp. (“Pan American”) (formerly with Aquiline Resources Inc.) convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata (the “Loma de La Plata Project”) zone of the Navidad Project in Argentina. On February 25, 2010, the Company elected to convert the debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata Project. As such, Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of the lesser of $4.00 per ounce and the prevailing market price is due for silver delivered under the agreement. The terms of the definitive precious metal purchase agreement continue to be negotiated.

Sales of Principal Product

There is a worldwide silver and gold market into which the Company can sell the silver and gold purchased under the precious metal purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the silver or gold that it acquires pursuant to its precious metal purchase agreements. The silver in concentrate from the Zinkgruvan Mine, the Stratoni Mine and the Neves-Corvo Mine and the silver and gold from the Minto Mine is purchased from the Company by various smelters and off-takers at the worldwide market price for silver and gold.

Competitive Conditions

The Company is the largest precious metals streaming company in the world. The ability of the Company to acquire additional precious metals in the future will depend on its ability to select suitable properties and enter into similar precious metal purchase agreements. See “Description of the Business — Risk Factors — Competition”.

Operations

Raw Materials

The Company purchases silver and/or gold pursuant to the purchase agreements described under “Description of the Business – Principal Product”.

Employees

Currently, the Company and its subsidiaries have an aggregate of 27 employees.

Foreign Interests

The Company currently purchases or expects to be purchasing silver and/or gold from mines in Mexico, the United States, Brazil, Greece, Sweden, Perú, Chile, Argentina and Portugal. Any changes in legislation, regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors on the Company cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks relating to the Mining Operations — International Operations”.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is the purchase of silver and/or gold production from producing mining companies. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill Mine located in Canada and the Loma de La Plata Project located in Argentina, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations”.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the precious metal purchase agreements. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets.

Taxes and Accounting Rules

A significant portion of the Company’s operating profit is derived from its subsidiaries, Silver Wheaton Caymans and historically, Silverstone Resources (Barbados) Corp., which are incorporated and operated in the Cayman Islands and Barbados, respectively, such that the Company’s profits are subject to minimal income tax.

The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Mining Operations are located or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years. No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company.

In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make precious metal purchase agreements less attractive to counterparties. Such changes could adversely affect the Company's ability to enter into new precious metal purchase agreements.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Competition

The Company competes with other companies for precious metal purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Market Price of the Common Shares and the Common Share Purchase Warrants

The Common Shares are listed and posted for trading on the TSX and on the NYSE and the Company’s common share purchase warrants are listed and posted for trading on the TSX. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares and the Company’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, currency exchange fluctuations and the other risk factors identified herein.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Dividend Policy

The declaration, timing, amount and payment of dividends is at the discretion of the Company’s Board of Directors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flows or results of operations.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Mining Operations

Governmental Regulations

The Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

With respect to the Argentinean federal glacier protection law, see “Description of the Business – Pascua-Lama Project, Border of Chile and Argentina – Environment”.

International Operations

The operations at the Luismin Mines, the Peñasquito Mine, the Campo Morado Mine and the Cozamin Mine are conducted in Mexico, the operations at the Salobo Mine are conducted in Brazil, the operations at the Zinkgruvan Mine are conducted in Sweden, the operations at the Yauliyacu Mine, the Lagunas Norte Mine, the Pierina Mine and the Constancia Project are conducted in Perú, the operations of the Stratoni Mine are conducted in Greece, the operations at the Mineral Park Mine and the Rosemont Project are conducted in the United States, the operations of the Keno Hill Mine, the Minto Mine, the 777 Mine and the Sudbury Mines are conducted in Canada, the operations of the Pascua-Lama Project are conducted in Chile and Argentina, the operations of the Veladero Mine and the Loma de La Plata Project are conducted in Argentina, and the operations of the Neves-Corvo Mine and the Aljustrel Mine are conducted in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina and Perú are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted. There can be no assurances that the Mining Operations, which are not currently in production, will be brought into a state of commercial production.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. There can be no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of these properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property. See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Compliance with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Mineral Reserve and Mineral Resource Estimates

The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver or gold will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

Land Title

No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the silver and precious metal purchase agreements with the Company.

Commodity Price Fluctuations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Permitting, Construction, Development and Expansion Risk

The Salobo Mine, the Peñasquito Mine, the Keno Hill Mine, the Pascua-Lama Project, the Loma de La Plata Project, the Rosemont Project and the Constancia Project are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Mining Operations have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”) or in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This annual information form uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the United States Securities and Exchange Commission. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2012, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,17) AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)
	Proven			Probable			Proven & Probable

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery % (7)
Peñasquito (25%)(14)
Mill	144.5	29.4	136.4	121.2	20.8	80.9	265.7	25.5	217.4	53-65%
Heap Leach	8.1	14.6	3.8	21.9	9.7	6.8	29.9	11.0	10.6	24%
San Dimas(10, 14)	-	-	-	4.6	267.5	39.4	4.6	267.5	39.4	94%
Pascua-Lama (25%)(14)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.4	3.2	0.4	38.6	3.2	4.0	42.1	3.2	4.3	22%
Pierina(11)	2.8	9.0	0.8	20.6	9.0	6.0	23.3	9.0	6.8	37%
Veladero(11)	4.7	10.6	1.6	62.4	10.6	21.2	67.1	10.6	22.8	6%
Yauliyacu(11, 12)	1.1	96.0	3.3	2.9	100.0	9.4	4.0	98.9	12.7	85%
777 (13, 14)	5.0	27.3	4.4	6.4	28.5	5.9	11.4	28.0	10.3	64%
Neves-Corvo
Copper	6.1	40.0	7.8	18.0	40.0	23.2	24.1	40.0	31.0	35%
Zinc	11.5	72.0	26.7	11.2	67.0	24.0	22.7	69.5	50.7	20%
Rosemont(15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(15)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.4	95.0	25.8	2.4	54.0	4.2	10.9	85.9	30.0	70%
Copper	3.9	32.0	4.0	0.1	34.0	0.1	4.0	32.0	4.1	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.8	158.2	4.0	0.2	133.3	0.6	0.9	154.3	4.7	55%
Stratoni	0.8	195.0	4.9	0.1	107.0	0.4	0.9	184.0	5.3	83%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	78%
Cozamin(11)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	72.6	5.3	12.3	224.1	5.6	40.2	296.7	5.5	52.5	5%

Total Silver			360.0			490.2			850.2
GOLD
Salobo (25%)(16)	159.2	0.42	2.15	121.5	0.32	1.25	280.6	0.38	3.40	66%
Sudbury (70%)(11)	34.8	0.29	0.33	26.5	0.49	0.42	61.3	0.38	0.75	81%
777 (13, 14)	3.7	1.89	0.23	4.9	1.89	0.30	8.6	1.89	0.52	73%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
TOTAL GOLD			2.83			2.06			4.89

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,17) AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)
	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.4	14.4	14.6	112.9	13.1	47.6	144.2	13.4	62.2
Heap Leach	0.9	5.0	0.1	5.4	4.2	0.7	6.4	4.3	0.9
Pascua-Lama (25%)(14)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(11, 12)	0.7	115.6	2.5	5.1	227.1	37.2	5.8	214.2	39.7
Neves-Corvo
Copper	4.1	49.3	6.4	23.1	50.7	37.6	27.1	50.5	44.1
Zinc	13.0	59.7	25.0	51.6	55.4	92.0	64.6	56.3	117.0
Rosemont(15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(15)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.0	88.8	2.7	3.7	124.6	14.7	4.6	117.2	17.4
Copper	1.5	21.2	1.0	0.5	33.8	0.6	2.0	24.3	1.6
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	5.0	128.9	20.6	2.4	123.5	9.7	7.4	127.1	30.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.6	506.0	10.4	0.6	506.0	10.4
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.6	8.5	2.6	61.4	6.8	13.4	71.0	7.0	16.0

Total Silver			104.3			424.8			529.1
GOLD
Salobo (25%)(16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%)(11)	-	-	-	23.3	0.33	0.25	23.3	0.33	0.25
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
TOTAL GOLD			0.32			1.07			1.39

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.7	9.1	9.3
Heap Leach	12.7	1.6	0.7
San Dimas(10, 14)	6.1	327.2	64.6
Pascua-Lama (25%)(14)	8.1	15.5	4.0
777 (13, 14)	0.8	31.1	0.8
Neves-Corvo
Copper	25.4	47.2	38.6
Zinc	22.1	51.0	36.2
Rosemont(15)	104.5	3.3	11.1
Constancia	223.0	1.9	13.4
Mineral Park(15)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.6	78.0	11.4
Copper	0.6	31.0	0.6
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	1.7	128.9	7.1
Stratoni	0.7	89.0	2.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.2	340.8	1.9
Los Filos	239.2	6.0	46.5

TOTAL SILVER			289.7
GOLD
Salobo (25%)(16)	37.0	0.31	0.37
Sudbury (70%)(11)	18.9	0.67	0.40
777 (13, 14)	0.4	1.75	0.02
Minto	8.5	0.24	0.07
TOTAL GOLD			0.86

___________________________
(1)	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

(2)	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

(3)

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.

Salobo – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.

All other operations and development projects: Neil Burns, M.Sc., P.Geo, (Vice President, Technical Services) and Samuel Mah, M.A.Sc., P.Eng, (Senior Director, Project Evaluations), each of whom are employees of the Company (the “Company’s QPs”).

(4)

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6)

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2012 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

	a.	Resources and Reserves for Sudbury, Cozamin and Minto are reported as of December 31, 2011.
	b.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2012.
	c.	Resources and Reserves for Rosemont are reported as of August 28, 2012.
d.

Resources for the Constancia and Pampacancha deposits are reported as of August 23, 2011 and April 2, 2012, respectively. Reserves for both Constancia and Pampacancha deposits are reported as of August 8, 2012.

	e.	Resources for Mineral Park are reported as of December 29, 2006 and Reserves as of December 31, 2011.
	f.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.
	g.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.
	h.	Resources for Keno Hill’s Elsa Tailings are reported as of April 22, 2010, Lucky Queen and Onek deposits as of July 27, 2011, Bermingham as of June 27, 2012 and Flame and Moth as of January 30, 2013.
	i.	Resources for Loma de La Plata are reported as of May 20, 2009.

(7)	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

(8)	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

	a.	Peñasquito and Los Filos -$24.00 per ounce silver.
	b.	San Dimas - $25.00 per ounce silver.
	c.	Rosemont and Cozamin - $20.00 per ounce silver.
	d.	Pascua-Lama - $22.00 per ounce silver.
	e.	Lagunas Norte, Veladero, Pierina – $28.00 per ounce silver.
	f.	Yauliyacu - $30.00 per ounce silver.
	g.	777 – $25.00 per ounce silver and $1,250 per ounce gold.
	h.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for all the zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.
	i.	Constancia - $23.00 per ounce silver.
	j.	Mineral Park – $7.50 per ounce silver.
	k.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.
	l.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.
	m.	Campo Morado - $18.92 per ounce silver.
	n.	Stratoni - $6.72 per ounce silver.
	o.	Minto – $3.90 per ounce silver and $300 per ounce gold.
	p.	Salobo - $1,150 per ounce gold.
	q.	Sudbury - $975 per ounce gold.

(9)	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

	a.	Peñasquito and Los Filos - $27.00 per ounce silver.
	b.	San Dimas - $25.00 per ounce silver.
	c.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce silver.
	d.	Yauliyacu – $30.00 per ounce silver.
	e.	777 – $25.00 per ounce silver and $1,250 per ounce gold.
	f.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	g.	Rosemont and Cozamin – $20.00 per ounce silver.
	h.	Constancia - $22.00 per ounce silver.
	i.	Mineral Park – $7.50 per ounce silver.
	j.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Resource and 1.0% Cu cut-off for the copper Resource.
	k.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.
	l.	Campo Morado – $18.92 per ounce silver for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.
	m.	Stratoni - $6.72 per ounce silver.
	n.	Minto – 0.5% Cu cut-off.

	o.	Loma de La Plata – $12.50 per ounce silver.
p.

Keno Hill – $15.25 per ounce silver for the Southwest and 99 Zones, $14.50 per ounce silver for the East Zone, $17.00 per ounce silver for the Elsa Tailings, $18.50 per ounce silver for the Lucky Queen and Onek deposits, $23.00 per ounce silver for Bermingham and $24.00 per ounce silver for Flame and Moth.

	q.	Salobo - $1,150 per ounce gold.
	r.	Sudbury - $975 per ounce gold.

(10)

The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

(11)

The Company’s attributable Resources and Reserves for Pierina, Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

(12)

The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

(13)

The 777 Purchase Agreement provides that Hudbay Minerals Inc. will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 Resources and Reserves constrained to the production expected for the 777 contract.

(14)	The scientific and technical information in this document regarding Peñasquito, San Dimas, Pascua-Lama and 777 was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

	a.	Peñasquito – Goldcorp annual information form filed on March 1, 2013;
	b.	San Dimas – Primero annual information form filed on April 2, 2013;
	c.	Pascua-Lama – Barrick annual information form filed on March 28, 2013; and
	d.	777 – Hudbay annual information form filed on March 28, 2013.

The Company QP’s have approved the disclosure of scientific and technical information in respect of Peñasquito, San Dimas, Pascua-Lama and 777 in this document.

(15)	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

(16)	The Company has filed a technical report for Salobo which is available on SEDAR at www.sedar.com.

(17)

Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver and gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

FURTHER DISCLOSURE REGARDING MINERAL PROJECTS ON MATERIAL PROPERTIES

777 MINE, CANADA

The following description of the 777 Mine is based on the information disclosed in the annual information form of Hudbay filed on March 28, 2013. The Company QP’s have approved the disclosure of scientific and technical information in respect of the 777 Mine in this document.

Property Description and Location

The 777 Mine is an underground copper and zinc mine with significant precious metals credits located in Flin Flon, Manitoba. Hudbay own a 100% interest in the properties that comprise the 777 Mine through mineral leases, Order in Council (“OIC”) leases and mineral claims in Manitoba and Saskatchewan. The properties cover approximately 3,800 hectares, including approximately 500 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. Annual lease rental payments are $16,730 and $6,722 to the Manitoba and Saskatchewan governments, respectively, and the annual work expenditure requirement for the Saskatchewan properties is $257,025. Individual leases have different expiry dates that range from 2013 to 2031. Hudbay’s surface rights and permits are sufficient for purposes of current mining operations.

Liabilities associated with the 777 mine are addressed by the closure plans that have been submitted to regulators in both Saskatchewan and Manitoba and financial assurance has been provided to cover the demolition and remediation activities outlined in such closure plans. The closure and remediation liability in respect of the property is estimated at $1,222,121 in January 1, 2010 dollars. In addition, closure plans have been submitted and are backed with financial assurance for the associated Flin Flon Metallurgical Plant (FFMC) and Flin Flon Tailings Impoundment System (“FFTIS”) utilized by the 777 Mine.

Mineral production from the 777 Mine property is subject to a 6 2/3% net profit interest and a $0.25 per short ton royalty pursuant to our agreement with Consolidated Callinan Flin Flon Mines Limited (“Callinan”).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The 777 Mine is located in Flin Flon, Manitoba, which has a population of approximately 6,000 people, and is accessible by paved highway. Flin Flon is the site of Hudbay’s principal concentrator and zinc plant and has well developed access to rail and air transportation. Personnel requirements for the 777 Mine and processing facilities are largely drawn from the immediate area.

Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. No issues are foreseen for securing additional electrical power in the future, if required.

Water for mining activities is supplied from a reservoir located adjacent to the 777 Mine site and is sufficient for operations.

Tailings from milling are sent to the Paste Backfill Plant located at the lower level of the mill building. Mixed paste backfill is pumped to one of two lined boreholes adjacent to the mill, where paste is gravity fed to 1,082 metre level for distribution to mined out stopes. Tailings not used in paste production are pumped to the Flin Flon Tailings Impoundment System (“FFTIS”). The FFTIS is located in Saskatchewan approximately 500m to the west of our Flin Flon Metallurgical Complex.

The 777 Mine site is 311 metres above sea level. The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6 degrees Celsius. Operating costs in the first and fourth quarters are typically higher due to additional heating and other seasonal costs. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

History

Under the ownership of Minorco, S.A. in the mid-1990s, a strategic review of the northern Manitoba and Saskatchewan operations depicted declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres. In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined. In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004. By this time, Minorco S.A. had merged with Anglo American Corporation of South Africa to form Anglo American plc (“Anglo American”). In December 2004, Hudbay acquired Hudson Bay Mining and Smelting Co. (“HBMS”) and the 777 Mine from Anglo American.

HBMS took a working option on the 777 property in 1967 from Callinan. In 1988, HBMS acquired Callinan’s remaining interest in the property and in return granted Callinan the net profit interest and royalty described above.

The 777 discovery was deemed a geological success as the first hole, 4Q-64, was drilled down to 1,682 metres in 1993 to test the down trend extents of the Callinan deposit. This hole, drilled on the west of Ross Lake, intercepted two zones of volcanogenic massive sulphide (“VMS”)style mineralization. With the confirmation of mineralization down trend, this hole was followed up with further drilling from underground at the 840 metre level track drift of the Callinan Mine. The deposit was later named after the discovery hole, CX-777, which intercepted several zones of massive mineralization, the largest of which was 22.52 metres in core length grading 5.358 grams per tonne gold, 55.994 grams per tonne silver, 2.89% copper, and 7.40% zinc.

Geology and Mineralization

Geological Setting

The 777 deposit lies in the western portion of the Paleoproterozoic Flin Flon Greenstone Belt. The Greenstone Belt is interpreted to be comprised of a variety of distinct 1.92 to 1.87Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean floor and ocean island, and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group (which includes the Flin Flon formation).

The Flin Flon formation is subdivided into three mappable members containing units of heterolithic and monolithic breccias, rhyolite flows and domes, and massive and pillowed basalt flows and flow-top breccias. It is comprised of the Millrock member, which contains the 777 and Callinan mineralization, and the footwall to it with the Blue Lagoon and Club members.

A complex succession of felsic and basalt-dominated heterolithic volcaniclastic rocks host the Flin Flon Main, Callinan and 777 VMS deposits within the Greenstone Belt. The north-trending, VMS-hosting, 30 to 700 metre thick volcanic/volcaniclastic succession is recognized for at least five kilometres along strike and has an average dip of 60 degrees east. The volcaniclastic rocks have been interpreted to occupy a volcano-tectonic depression within a basaltic footwall succession.

Exploration

Drilling

The 777 deposit was first discovered in 1993 and was defined with significant drilling between 1995 and 1997. Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of the 777 Mine. Drilling is done by drilling contractors under the supervision of Hudbay’s geologists. The modern 777 drilling program began in the early 2000’s and, as at September 30, 2012, a total of 1,829 holes and 256,625 metres had been drilled. All holes, except a geotechnical shaft pilot hole, were drilled from underground by a contractor using AW-34, AQTK, BQ and NQ core sizes. Drill hole spacing along the 777 deposit is generally 30 to 50 metres. Core recovery is near 100% for all holes. Drilling was categorized as definition, exploration, or geotechnical. Geotechnical drilling was completed in areas of planned underground infrastructure to ensure competency.

Standard procedure is that the core is initially logged for lithology then descriptively for grain size, foliation, minor units, alteration minerals and intensity, faults, RQD, joints and contacts. Sample intervals are determined by both lithology and a visual estimate of the sulphide mineralization. As a general rule, sample intervals are approximately one metre, though the length varies depending on lithology or type of mineralization. It is likely that in no cases were samples taken from intervals less than ten centimetres in length. However, as many of the assays are historic in nature, several were split when they overlapped lithological boundaries in the resource block model and resulted in sample intervals having lengths as low as one centimetre.

Surveying

Hudbay routinely conduct time-domain borehole electromagnetic surveys with three dimensional probes on drill holes. These probes used are induction coil probes which measure the secondary magnetic field induced by the primary field created by a loop. These electronic methods can generally detect off hole targets up to 150 metres or more from the hole depending on the size and conductivity of the target. The sample quality can be affected by active mine workings and the proximity of the geophysical apparatus to a large ore body, such as 777, which can leave an imprint of the mine itself on the data.

After the initial aggressive exploration program that defined the 777 deposit, few holes had downhole geophysical surveys. The first modern exploration drill hole at the 777 mine, T7X-001, was pulsed in late 2004. Following that hole, little exploration work was conducted between 2005 and 2008 with only 56 holes being drilled during that four year period. Since 2009, exploration efforts have increased with the downhole geophysical surveying of approximately 30 holes, 20 of these using one of the underground footwall loops. These were concentrated on deep footwall drilling, around the West Zone, and in the hanging wall. Among these 30 holes, eight were surveyed in the hanging wall using a surface loop. All high priority targets have been followed up with drilling as well as most of the lesser category targets. The few lesser category targets remaining are planned to be drill tested in 2012.

Between May and September 2007 a seismic survey was conducted in the Flin Flon area as part of a joint initiative, labeled TGI. The initiative was funded by Natural Resources Canada, Saskatchewan Industry and Resources, as well as Manitoba Industry, Economic Development and Mines, with active participation from Hudbay. This joint Federal-Provincial effort was led by the Geological Survey of Canada as part of a five year program that was aimed at sustaining reserves of base metals in established mining communities across Canada by supporting exploration for new deposits in the vicinity.

During this time period a total of 75 kilometres of high resolution 2D seismic profiles as well as a 3D survey covering approximately ten square kilometres was completed. Results were hampered by the significant challenges posed by the complex crystalline geology of the area, proximity to an active town, active mining operations, and the highly variable terrain.

The survey resulted in a greater understanding of the area geology. Also, the discovery of Zone 33 at the 777 Mine was attributed to this survey as it showed a seismic reflector in the footwall, which was later followed up with drilling and downhole pulsing. Previous downhole geophysical surveys had noted this anomaly, but it was previously discounted as a shadow effect from the 777 Mine. The first drill hole (T7X-060) intercept in the zone encountered 9.55 metres in core length of 6.402 grams per tonne gold, 99.25 grams per tonne silver, 0.89% copper, and 15.59% zinc.

Mineralization

The 777 and Callinan deposits occur within an east-facing sequence of volcanic rocks documented as tholeiitic and basalt-dominated, and dated around 1888 Ma. The rocks immediately hosting the mineralization, however, consist of quartz-phyric (QP) and quartzfeldspar-phyric (QFP) rhyolite flows and quartz-±feldspar crystal-lithic volcaniclastic rocks of rhyolitic composition.

The 777 deposit can be divided into two main southeast plunging trends, the North Limb and the South Limb, as well as the West Zone. All three zones lie within the same stratigraphic sequence with the same lithofacies as described above. The West Zone lies in the footwall in what is interpreted to be a lower thrust slice and both limbs have the same stratigraphic sequence. On average the lenses strike at 010 degrees and dip to the east at 45 degrees. All zones have a relatively shallow plunge trending at -35 degrees towards 140 degrees. Horizontal widths throughout the deposit range from 2.5 metres to 70 metres in thickness, and can be thicker when two or more zones overlap.

There are a total of nine distinct sulphide lenses contained within the 777 deposit. Each of the zones is distinguished based on grade and mineralization type as well as their spatial location. The 777 deposit encompasses an area approximately 1,300 metres downplunge by 550 metres across and varying in depth from approximately 870 to 1,600 metres below surface. Lenses in general are fairly continuous with the exception of scattered diorite intrusions.

The Callinan deposit is subdivided into two rhyolite horizons termed the East-QP and the West-QP. The East-QP is host to the lenses of the North Zone (northern portion), and the East Zone (southeast portion), and is on the same horizon as the 777 mineralization. The West-QP hosts the South Zone (southwest portion) and its associated lenses. Each of these zones is further subdivided into a number of mineralized lenses. The subdivision of Zones into lenses was based on the spatial distribution of the mineralization. The South Zone lenses generally strikes to the north and dips at 50 degrees to the east with a plunge trending at -50 degrees towards 135 degrees. The North and East Zones generally strike at 020 degrees with a 50 degree dip to the east with a shallow plunge trending at -30 degrees towards 145 degrees.

There are a total of 20 sulphide lenses contained within the three broad zones of the Callinan deposit. The Callinan mineralization is a distal deposit that has a matrix supported breccia with variable amounts of wallrock fragments in a fine to medium grained sulphide matrix. The wallrock fragments are intensely altered with chlorite, talc and sericite with some degree of pyritization and carbonation. These lenses contain variable amounts of pyrite, sphalerite, chalcopyrite and minor pyrrhotite.

Mineralization is generally medium to coarse grained disseminated to solid sulphides consisting of pyrite, chalcopyrite, sphalerite, pyrrhotite, and magnetite. The principle gangue minerals are chlorite and quartz. Alteration minerals include biotite, epidote and actinolite.

Sampling and Analysis

Sampling Methods

The majority of sample intervals from definition and exploration drilling were whole rock sampled with the core placed in a plastic bag with its unique sample identification tag. Typically when exploration drilling in new areas, all samples are either split or cut in half with a diamond saw. The bagged samples were placed in either a burlap bag or a plastic pail with a submittal sheet that was prepared by the geologist or technician. Samples were delivered to the Flin Flon assay laboratory, located in the Flin Flon Metallurgical Complex, which is owned and operated by Hudbay. Samples are checked by laboratory personnel to ensure that they match the submittal sheet.

The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous ICP unit. The gold analysis was completed on each sample by AAS after fire assay lead collection. Gold values greater than ten grams per tonne were reassayed using a gravimetric finish. All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. Each is received with a certificate of analysis. The Flin Flon assay laboratory was recently certified, in December 2011, to the ISO 9001 quality management system to help ensure it meets the needs of Hudbay as well as those of other stakeholders.

A total of 112,732 samples from 3,396 drill holes were submitted to the Flin Flon assay laboratory for analysis as of the date of the most recent technical report. The average length for these sample intervals was 1.62 metres.

Bulk density measurements were taken on 2,982 of the mineralized samples selected for assaying as of the date of the most recent technical report. The measurement methodology consisted of first weighing the core sample in air, then, the sample was suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded.

Quality Assurance and Quality Control

As part of Hudbay Quality Assurance and Quality Control (“QAQC”) measures, a portion of the pulp duplicates has been sent to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, British Columbia for comparison and verification purposes since early 2006. The Hudbay QAQC measures also involve the use of blank materials, reference standards, internal duplicates, and repeats.

During the drilling programs at 777 a total of four different types of blanks were inserted into the sample stream between early 2000 and September 2011. Blanks were inserted at a rate of one for every 20 assays until the fall of 2003, when this was reduced to one for every 50 assays as a means of cost reduction. Since the Hudbay assay laboratory runs batches of 50-60 samples at a time this should place at least one blank in every batch.

The use of reference standards has become increasingly systematic and they are now increasingly systematic inserted into the sample stream at every 20th assay interval.

Duplicates are used as a check to verify the repeatability of the assay data. Duplicates are run at the Hudbay laboratory at a frequency of one in twenty samples, and also at Acme as an independent check. Samples were selected by Acme at a minimum frequency of one sample per every five internal duplicates, which equates to at least one sample per every 100 samples.

Repeats, typically referred to as ‘blinds’, are run on a monthly basis on one sample out of every four or five duplicates that were analyzed during that month. The results are considered an internal independent check on the Hudbay assay laboratory results.

Data Verification

Examination and mapping of the underground drifting visually confirmed the geology and VMS style of mineralization. As well, the examination of drill core for several holes has also confirmed the mineralization and geology and compared well to underground mapping with drill logs and assays.

A visit was conducted to the 777 core logging and storage area, exploration core storage facility, and the Hudbay assay facility and each was deemed to be secure and in reasonable condition. In addition, the qualified person responsible for this section of the technical report has had several discussions with current and former geologists as well as other personnel that have worked at the deposit to verify various details of the mining, infrastructure, geology, drilling and sampling.

Full verification of the data was not able to be completed as a small portion of the data, from the Callinan portion of the deposit is considered historic in nature.

Security of Samples

For security purposes, all sample preparation, splitting, handling, and storage was in the control of Hudbay personnel at all times in accordance with then applicable chain of custody policies which were consistent with industry standards at the time. Hudbay implemented a documented full chain of custody procedure in August 2011. This involves the creation of a submittal sheet with all batches of drill core sent for assay by the geologist daily. The sheet is signed both by the geologist, to verify the samples were stored securely, and by the laboratory personnel, to verify it was in their control from the time it left the core shack and is consistent with the current industry standards.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the 777 Mine as of December 31, 2012.

Mining Operations

The 777 mine is a multi-lens orebody with shaft access down to the 1508 metre level. The mine consists of an internal ramp that provides access to each mining level. Mobile tired diesel equipment is utilized. Load haul dumps units vary from 6.1 cubic metres to 7.6 cubic metres. Trucks are 40 to 50 ton units feeding an ore pass system or direct to rock-breakers which feed an underground crusher and ore is skipped to surface via the shaft.

Long-hole open stope is the mining method used at the 777 Mine. Primary stopes are mined and filled with paste backfill, while secondary stopes are mined and filled with unconsolidated loose waste rock. Long-hole stopes are mined at 15 metre to 17 metre vertical sill to sill intervals. Stope strike lengths are generally 16 metres with widths of two to 100 metres, with an average of approximately 20 metres. The ore is undercut at the top and bottom of the block, providing access for drilling and mucking. Drilling is done by top hammer long-hole drills with holes varying in length between ten metres and 20 metres long and a hole diameter of 3 inches. Mucking is accomplished by remote control load-haul-dumps (“LHDs”) and then loaded to haul trucks.

Retreat long-hole open stope and cut and fill are the mining methods planned for the 777 North expansion. Long-hole stopes will be mined using a similar method as at 777 Mine.

Ore at 777 Mine is loaded by LHDs to underground haul trucks, which dump to a series of ore passes that feed three chutes on 1412 metre level. Haul trucks are loaded from the chutes and haul the ore on the 1,412 metre level haulage drift directly to the ore grizzly / rock-breaker at 1,412 metres to properly size the muck. The ore is temporarily stored in a 1,725 tonne coarse ore bin that feeds the crusher. From the crusher it is conveyed to a 1,600 tonne fine ore bin, where it is conveyed to a loading pocket at the 1,508 metre level and placed into two 15 tonne skips and hoisted to surface. The ore on surface is hauled by 53 to 63 tonne haulage trucks directly to the Flin Flon concentrator or is dumped on a stockpile close to the concentrator.

Ore from 777 North expansion is loaded onto haul trucks by LHDs and transported up the ramp to surface. The ore is dumped on the ground prior to being sent through a surface crusher operated by a contractor. The ore is then loaded and transported for processing at the Flin Flon concentrator or stockpiled nearby.

Our Flin Flon concentrator processes 777 ore into copper and zinc concentrates. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers.

Current production rates are expected to be approximately 4,000 tonnes per day for the 777 Mine and 330 tonnes per day at the 777 North expansion based on 363 days of production per year. This yields an expected mine life through to 2020 for the 777 Mine, while 777 North expansion is expected to end production in 2017. Production from 777 Mine is subject to federal and provincial income taxes, as well as the Manitoba mining tax. The combined federal and provincial tax rates are assumed to be approximately 27 percent for the life of the mine.

The 777 mine has been in commercial production since 2004 and the original project capital has already been paid back and ongoing capital is defined as sustaining capital.

Exploration and Development

2011 marked the first year that a concentrated effort on exploration drilling was conducted from underground at the 777 Mine. Much of the drilling to that date had been focused on converting resources to reserves. In excess of 86,000 metres of underground exploration drilling has been drilled at the 777 Mine targeting additional resources in the hanging wall, footwall, along strike and in upgrading inferred resources. Significant knowledge was gained on the stratigraphy and current interpretations to the north of the deposit were proven to be accurate, and will be the focus of the 2013 exploration programs which is budgeted to exceed 28,000 metres of exploration drilling.

Production Information

The following table summarizes the 777 Mine 2012 production on a 100%, full year basis:

	Units	2012
Ore Processed	(tonne)	1,567,665
Gold Grade	(g/t)	2.2
Silver Grade	(g/t)	25.8
Gold Recovery	(%)	67
Silver Recovery	(%)	56
Produced Gold	(oz)	73,221
Produced Silver	(oz)	734,440

SAN DIMAS MINES, MEXICO

The following description of the San Dimas Mine is based on the information disclosed in the annual information form of Primero filed on April 2, 2013. The Company QP’s have approved the disclosure of scientific and technical information in respect of the San Dimas Mine in this document.

Property Description and Location

The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlan, Sinaloa and 150 kilometres west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

Mining Concessions, Royalties and Permits

The San Dimas property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities. There are currently no royalties payable to any entity, including any governmental entity, however, it is widely anticipated that the Mexican government will introduce a royalty in 2013.

Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations. The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. There is a waste pad project planned to commence in 2013 for which both the environmental impact study and the technical justification study have been presented to Secretaria de Medio Ambiente y Recursos Naturales, the Mexican environmental protection agency. In addition, permits have been requested from the Commission National de Agua regarding the Piaxtla River diversion that is part of this waste pad project.

Environmental Matters

The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old Contrestacas tailings facilities. All work is expected to be completed in 2014.

On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. Primero notified Mexican governmental authorities of the incident. The Mexican federal attorney for environmental protection, Procuraduría Federal de Protección al Ambiente (“PROFEPA”), and the Mexican national water commission, Comisión National del Aqua (“CNA”), visited the site in January 2012. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to Primero that they considered the incident as localized and under control. The letter specified that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, Primero took a number of corrective actions including design and building of a containment structure for the tailings pipe, which will be fully operational by June 2013 once installation of a second new tailing pump is complete. On April 20, 2012, PROFEPA issued its preliminary report which specified that they would not fine Primero for the incident but will monitor compliance with their recommendations. All of PROFEPA’s requests were implemented and, in July 2012, PROFEPA informed Primero that it would not be subject to any fines from PROFEPA. On September 3, 2012, Primero received final resolution from CNA, specifying a fine of 93,500 pesos, which Primero paid on September 20, 2012.

On September 17, 2012, following the final resolution from CNA, Primero was notified by PROFEPA that it was fined $31,200 pesos. The resolution notification referred to non-compliance to a “hazardous waste” regulation. Since tailings are not considered hazardous waste, Primero filed a motion with the H. Tribunal De Justicia Fiscal and Administrativa on November 23, 2012 to void the resolution by PROFEPA.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately ten hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Federal Power Commission Supply System (the “FPCSS”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Las Truchas provides about 75 percent of the total requirement of the San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the power for operations at San Dimas is mainly supplied by the FPCSS. Primero is considering increasing the power generation of the Las Truchas facility from 50 gigawatts to 90 gigawatts.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, and the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation.

The Tayoltita mine is the closest operation to the processing plant and town site of Tayoltita and is located 400 metres north east of the processing plant. The Santa Rita mine is located three kilometres upstream from Tayoltita. The Central Block is currently the most active mine and is located 2,000 metres downstream from the processing plant. The ore from this operation is hauled by a road parallel to the Piaxtla River and sent directly into the mill. The Sinaloa Graben mine is the most recent operation integrated to production and is presently where the major exploration and growth is expected; the Sinaloa Graben is located 1,000 metres downstream from the Central Block mine. The West Block mine is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine is accessed from Tayoltita by a three kilometre road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Vicente creek bed to the Contraestaca village, for a total drive of approximately 45 minutes.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51 percent of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49 percent interest was obtained by Luismin S.A. de C.V (“Luismin”).

In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, similar to the still operating Roberta and Robertita veins and such as the Elia and Aranza veins, were discovered.

Geology and Mineralization

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The Socavón rhyolite is more than 700 metres thick and is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well-bedded Buelna andesite that is remarkably persistent throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (five to ten millimetres) volcanic rock fragments. It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (one to two millimetres plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement. Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35 degrees to the east.

Deposits and Mineralization

Deposits

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of the late stage of plutonism and the hydrothermal activity is 2.1 million years; however, hydrothermal activity continued for at least another five million years. Older veins appear more common in the eastern part of the district, whereas younger veins are found in the western part.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zone with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to eight metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (five to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors, such contractors being Services Inter Lab of Mexico, S.A. de C.V. and Mr. Jose Valente Nevarez Samaniego.

Channel Sampling

While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (six metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a two kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, 15 percent of all channel samples have been sent to the independent SGS laboratory in Durango. These samples have QAQC procedures applied and are of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation.

Drilling

All drilling was previously termed exploration drilling and collected data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011 drilling designed to convert Inferred Mineral Resources to Indicated Mineral Resources was designated as delineation drilling and drilling designed to explore the extension of known veins and test new targets was designated as exploration drilling.

Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50 degrees in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

Central Block

In the Central Block, 179 holes were completed in 2012 for a total of 45,383 metres of drilling. Drilling was focused on upgrading the Inferred Mineral Resources to Measured and Indicated Mineral Resources categories and to help define better the boundaries of the Roberta/Robertita systems at depth and to the east of the known faulted boundary (Falla Huerta) which has uplifted the barren Piaxtla Intrusive. Drilling indicated that the known mineralization in the Roberta/Robertita systems extends to a depth of at least 60 metres below the deepest current exploitation level and between 300 metres to 500 metres east of the present development. Drillholes east of the established economic zone have intercepted the Roberta vein, though the exact location of the favourable horizon remains to be established. The extension of the Roberta/Robertita systems east of the Falla Huerta will be tested during 2013.

Sinaloa Graben

In the Sinaloa Graben, 125 holes were completed in 2012 for a total of 33,078 metres of drilling. Drilling was focused on converting Mineral Resources from Inferred to Indicated, to add new Inferred Resources in the Victoria and Alexa veins, and to assess whether the economic zones (ore shoots) found in this block were a continuation of the ore shoots of the Central Block. Drilling helped establishing that the high-grade mineralization continues west of the Sinaloa Fault (i.e. Alexa) up to the San Mateo Fault (an offshoot of the Sinaloa Fault) and continues at depth.

The 2012 drilling program helped categorize more than 110,000 ounces of gold Indicated Resource in Alexa and Victoria.

During 2013, (1) the Victoria & Alexa veins will be delineated and expanded; (2) the extensions of the Elia and Aranza veins will be advanced and delineated; and (3) other targets will be tested (e.g. extension of Roberta/Robertita System) by a drilling and drifting program of approximately 25,420 metres and 1,200 metres, respectively.

Arana Hanging Wall

Two targets were evaluated during 2012 in the Arana Hanging Wall area by seven deep drill holes (approximately 3,600 metres); the objective of the 2012 exploration program in the Arana Hanging Wall area was to expand on earlier (2011) drill holes indicating potential for new orebodies at depth in this historical area. Drilling results were not as good as expected, though five of the seven drill holes intercepted the target veins and textures and alteration minerals indicated proximity to the favourable horizon. Approximately 7,400 metres of drilling are planned for this area in 2013.

Contemplated Exploration and Development Activities

Contemplated Exploration Activities

The San Dimas $15.4 million 2013 exploration program includes approximately 73,100 metres of diamond drilling employing 14 rigs, broken into 16,580 metres of underground exploration drilling, 19,000 metres of surface exploration drilling and 37,520 metres of delineation drilling, plus 3,900 metres of exploration drifting.

The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions.

The main target of the 2013 underground mine exploration program is to replace the depleted Mineral Resources plus 100 percent additional new Indicated Mineral Resources. In order to achieve this goal, a drilling program of 54,100 metres is proposed, consisting of 134 drillholes (37,520 metres) for delineation and 48 drillholes (16,580 metres) for exploration. The majority of the delineation drilling is planned for the Roberta-Robertita and Marina1- Marina2 vein systems in the Central Block (47 percent) and the Victoria-Alexa and Elia-Aranza vein systems in the Sinaloa Graben (31 percent). The remainder of the delineation program is divided almost equally between the Central Block’s San Fernando (seven percent), Santa Rita (six percent) and Arana (nine percent) areas. The objective is to delineate accurately already known historical Mineral Resources in former producing veins. Exploration drilling will be focused on the Sinaloa Graben (64 percent). The strategy is: (1) to define the extensions of the Victoria-Alexa and Elia-Aranza vein systems; (2) to explore north and south of these veins systems; (3) to locate the Roberta and Robertita veins in the Sinaloa Graben and (4) to evaluate the Rosario vein. The Central Block exploration (13 percent) will aim for the extensions of Marina2 and Soledad-Jael veins. The remaining exploration drilling (21 percent) will target the Central Block’s San Fernando zone (the area north of Roberta up to the Noche Buena vein, including the Pozolera and Frapopan veins). A total of 3,849 metres of exploration drifting is also proposed for the Sinaloa Graben (2,063 metres), Tayoltita (1,065 metres) and Central Block (721 metres) areas. The most favourable targets for exploration drifting are: (1) the extension of the Central Block’s Roberta and Robertita veins west of the Limoncito Fault and into the Sinaloa Graben; (2) the continuation of the Victoria and Alexa veins on the western Sinaloa Graben; and (3) the west extension of the Elia and Aranza veins.

The Sinaloa Graben is the next high-grade mineralized zone at San Dimas, and represents a considerable portion of the potential mid to long term production for the mine. This block contains more than 20 known veins of which only a few have been mined with the remainder of the veins are unexplored. A north-south tunnel currently extending 4.6 kilometres (planned to extend to 8.0 kilometres) through the centre of the Sinaloa Graben has been developed and provides direct underground access to the east-west mineralization projected within the high grade central corridor.

Since acquiring the mine, Primero discovered the Elia and Aranza high-grade veins in the southern end of the central corridor in the Sinaloa Graben. The Elia and Aranza veins are separated by 250 metres and run almost parallel to the central corridor of mineralization. Drifting results from Elia and Aranza continue to exceed expectations suggesting that the Sinaloa Graben contains much higher than the average grade and width of mineralization than Mineral Reserves and Mineral Resources in the Central Block.

On March 28, 2012 Primero announced the discovery of the Victoria vein, located in the Sinaloa Graben, 1.0 kilometre north of the Elia vein. Several high-grade intercepts of the Victoria vein have been intersected, and these exhibit similar grades, widths and mineralization as the Robertita vein system in the adjacent Central Block.

The discovery of the Victoria vein is a promising result of Primero’s 2012 objective to validate the existence of the south-west lateral extensions of the Roberta and Robertita vein systems into the Sinaloa Graben. San Dimas is currently drilling the Victoria vein from former underground workings of the El Pilar vein with two rigs, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area improved in 2012 as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. San Dimas is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations.

Contemplated Development Activities

Primero’s goal in 2013 is to add to the estimated Mineral Reserves and Mineral Resources, net of depletion, and to convert mineralization from exploration potential to Inferred Mineral Resources through new discoveries.

The east-west tunnel that joins the north-south Sinaloa Graben tunnel, connecting the historical main mining block, the Central Block, with the new mining area, the Sinaloa Graben, is expected to be completed in 2013, significantly improving access routes at the mine. Primero is also driving a second east-west haulage tunnel approximately 250 metres below the first, that is expected to be completed within 18 to 24 months and is designed to facilitate the increased haulage associated with the mine expansion to 2,500 tonnes per day.

Primero has designed the mill expansion project such that a potential further expansion to 3,000 tonnes per day can be achieved with minimal capital and no down-time to operations. Primero will continue detailed engineering in 2013 for a potential expansion to 3,000 tonnes per day and, based on exploration results, could announce a further expansion to 3,000 tonnes per day before the end of the year.

Sampling, Assaying and Security

The majority of the data utilized in the Mineral Resource estimation has been generated in the TAY Lab, with some samples having been assayed at the San Antonio laboratory, which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time. The TAY Lab was audited in early 2012. The audit identified a number of deficiencies and, to the extent that these applied at the time of the audit, some of these are discussed below.

As a result of the audit, Primero has implemented revised quality control procedures and is working to upgrade or replace equipment at the TAY Lab. Since October 2011, Primero has been utilizing an external independent laboratory (SGS in Durango, an ISO 17025 certified laboratory) for all drill samples. While channel samples continue to be processed principally at the TAY Lab, approximately 10% of the samples are also sent to SGS.

Sample Handling and Preparation

Samples are delivered to the TAY Lab on an ongoing basis. The building is located in a fenced area and consists of a central corridor with the various activities taking place in rooms off of it. There are no formal sample transmission and reception procedures, and checking of sample numbers is difficult and not assisted by the reuse of sample numbers over time.

Samples are placed in bowls and dried in a small drying oven, but drying facilities are limited. Crushing is carried out in a Marcy jaw crusher and pulverizing is carried out in two disc mills and one small ring and puck mill. Sample pulps are delivered to the weighing room. The equipment being used is old and overused.

Sample Analysis

Gold values were determined by Fire Assay using a ten gram fire assay charge, finished by gravimetric means. The small charge is governed by the size of the fusion crucibles which is dictated by the size of the furnaces.

While some standards are used by the TAY Lab, there were no certified standards used between 2009 and early 2012. Until early 2012, pulps were held for one month and then discarded, which did not give time to review any QAQC data and re-run batches.

Data Security

Data is entered into a daily Excel spreadsheet, which is placed on the server such that Primero personnel can access the data on a daily basis. The results for geology can only be accessed by geology staff and the cells are protected with only the laboratory having the ability to place data into the database. While some limits to access are in place on the daily sheet, there is not a secure database within the laboratory. In addition, manual transcriptions take place in the laboratory process.

Laboratory Audit

Primero had a third party audit the TAY Lab in early 2012. The auditor noted poor quality of the data and, in a meeting with Primero, noted concerns over poor sample preparation procedures, flawed assaying, that no certified standards had been used since 2009, and the likelihood for mixed up and duplicate sample numbers.

Due to the quality of the data not being up to industry standards, a set of tasks was put in place in order to support current and future Mineral Resource and Mineral Reserve estimates. The most important activity involved a review of the reconciliation process and the comparison based on the laboratory figures to the metal in doré. The fact that San Dimas is an operating mine that has been successfully producing precious metals for many decades means that reconciliation is an important indicator of the reliability of Mineral Resource and Mineral Reserve estimates. This is particularly the case when data underpinning those estimates is of questionable reliability.

Assay QAQC

As part of its review, AMC investigated the historical QAQC data supplied by Primero and replotted some of the data provided. AMC’s analysis reinforces the observations of the 2012 audit and found a poor correlation between the SGS analysis of TAY Lab duplicates, blanks well above background levels for gold and silver, and gold standards not falling within acceptable limits.

AMC was of the opinion that there was an issue with the underlying assay data and it was of poor quality, and recommended that Primero continues utilizing an external laboratory for all drill samples and a portion of the channel samples until equipment at the site laboratory can be upgraded or replaced. Primero intends to upgrade the TAY Lab by end of 2013. As follow-up to the TAY Lab and assay issues identified in 2012, remedial actions have been taken as follows:

1.	All sampled exploration core in 2012 was sent to the SGS Durango laboratory for assay;
2.	Approximately 20 percent of the chip samples taken in 2012 were assayed at the SGS Durango laboratory;
3.	QAQC procedures are in place, although they have not been reviewed by AMC;
4.

The TAY Lab is implementing a compliance specification regarding Entidad Mexicana de Accreditation A.C (“EMA”) certification. Primero has been working with an external consultant since February 2013 in implementing such compliance.

5.	Technical/handling changes at the TAY Lab level will commence in April 2013; and
6.	In 2013, the TAY Lab will be expanded in size and some new equipment will be purchased (in order to meet EMA certification).

It is expected that the TAY Lab will have the necessary technical skills and meet regulatory specifications by December 2013.

AMC also recommended that both the TAY Lab and the Primero geology group adopt the use of certified standards and standard control plots for ongoing tracking and for QAQC reports that should be produced monthly. The recommendation has been implemented.

Data Verification

On the basis of the data being of relatively poor quality, AMC undertook a number of checks in order to ensure the data was managed and utilized correctly. These checks included:

  Assay Integrity – The daily laboratory results sheets of the TAY Lab, and the results database, were reviewed by AMC to see if results could be changed;

  Data Flow – Five entries were randomly selected by AMC from the resource database underpinning the polygonal resource estimates and the data supporting the estimates was reviewed;

  Mill Reconciliation – AMC reviewed the results of a mill reconciliation exercise undertaken by Primero in December 2011. The reconciliation exercise had been carried out to ensure that mining decisions were based on sound grade figures and to identify if there was a correlation between the daily grades and the final month-end reported grades, which are prepared based on gold/silver poured during the month. For the entire month a daily sample of the ball mill feed was taken at the automatic sampler located at the end of the belt feeding the surge bin and prepared/split under supervision. One sample was sent to the TAY Lab while a duplicate sample was sent to the external SGS lab located in Durango. In addition the “pulps” generated at TAY Lab on a daily basis were sent to SGS lab to be assayed. Primero worked to ensure that the samples sent to the TAY Lab and SGS lab were representative of the daily mill feed and were duplicate samples;

  Model Depletion – The tonnes mined and the gold and silver produced from the Roberta vein were reported from the block model prepared in 2012, and compared by AMC to production. The Roberta vein was chosen for this exercise as it could be reconciled based on the wireframes for mining carried out in a particular year. The model tonnes and grade were compared to the sum of the monthly reconciled production as prorated back since 2009 to the Roberta vein;

  Production Comparison – AMC reviewed the monthly production comparison conducted by Primero based on individual veins. The mine figure was reconciled to the mill figure (before certain small adjustments); and

  Exploration Data – Pulps that had been sent to the SGS Durango laboratory were returned to the TAY Lab and assayed. AMC reviewed the assay data from SGS and the TAY Lab.

AMC has accepted that there was an issue with the TAY Lab. The sample data, however, has to be used in the Mineral Resource and Mineral Reserves estimates in the absence of any other available data at this time. While AMC considers the use of this data to be reasonable, adjustments have been made to the classifications used. AMC recommended that drilling be carried out to substantiate the data in the current Mineral Reserves, and, most importantly, the laboratory issues need to be addressed. Most of the laboratory issues have been addressed or will be addressed during 2013. There is no evidence to say that the quality of the sample data affects the gold and silver ounces produced, though it does impinge on decision making through the mining process.

Checks have shown that there is not a gross overestimation of the grade that cannot be explained by dilution, and reconciliation is generally good. AMC has recommended using the sample database for the current Mineral Resource and Mineral Reserve estimates but, due to uncertainty in the data quality, not classifying any of the Mineral Resources as a Measured Mineral Resource.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the San Dimas Mines as of December 31, 2012.

Mining Operations

The San Dimas Mine operation includes five underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block, the Tayoltita mine and the Arana Block (the Santa Rita mine). Typical mining to date of the vein systems has been by mechanized cut-and-fill, using drill jumbos or jacklegs and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. Vein thickness varies from 0.1 metres to eight metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35 degrees to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95 percent, while that for sill mining is about 75 percent.

The Central Block provided the majority of mine production during 2012. Primero produced 87,900 ounces of gold and 5.13 million ounces of silver, 10 percent and 12 percent higher, respectively, than 2011.

Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support.

The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. There are approximately 175 contractors currently on site.

2013 Development Plans

The San Dimas underground development plan for 2013 envisages a similar development rate and number of metres of advance as was achieved in 2012, namely about a total of 22.3 kilometres of drifting.

In 2013, Primero expects to produce between 120,000 and 130,000 gold equivalent ounces up to 17 percent higher than 2012, based on higher throughput at slightly higher grades. Production is expected to ramp-up at the end of the first quarter when the current maximum milling capacity of 2,150 tonnes per day is achieved. Cash production costs are expected to be in the range of $620 to $640 per gold equivalent ounce (or between $280 and $300 per gold ounce on a byproduct basis) in 2013, similar to actual costs in 2012 despite the increase in planned throughput.

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the U.S. dollar.

Capital expenditures during 2013 are expected to increase to approximately $42 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2012, with approximately 49 percent of 2013 capital expenditures allocated to projects and 51 percent to operations. The 2013 project capital includes the mill expansion to 2,500 tonnes per day ($10.7 million) and the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas.

Tayoltita Mill

The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70 percent to 75 percent passing 200 mesh. Leaching is completed in a series of tanks providing 92 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Pumping systems have been installed to transport the high density tailings (53 percent solids) slurry to a box canyon nearly two kilometres distant and with 180 metres elevation gain, relying on a Putzmeister piston pump with three Geho piston diaphragm pumps as back-up. A second Putzmeister piston pump is being added as a back-up system to eliminate the use of the Geho pumps by mid-2013. Refining uses an induction furnace to produce 1,000 oz gold and silver doré bars (average 98 percent pure).

The Tayoltita mill has undergone a series of plant expansions over its operating life which have resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,150 tonnes per day to replace the capacity required for shutdown of the San Antonio mill. Currently, the Tayoltita mill is operating at nearly its capacity of 2,150 tonnes per day.

In October 2012, Primero initiated a mine and mill expansion of the San Dimas Mine. Primero approved the expenditure of a total $16.5 million to expand the San Dimas Mine and mill to 912,500 tonnes per year or 2,500 tonnes per day. Construction of the mine and mill expansion is expected to be completed during the first quarter of 2014. Expansion of the mill consists mainly in addition of a third ball mill, reconfiguration of current crushing plant, addition of two new leach tanks and addition of one thickener.

Tailings Dams

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted.

At the time of Wheaton River’s acquisition in 2002, Luismin’s practice had been to discharge tailings from the cyanidation mills to multiple unlined structures designed to settle the solids and collect solutions for recycling to the milling operations. The containment dams were typically constructed with cyclone underflow and the overflow drains to decant structures in the central portion of the dam. Although the design and operating practices complied with Mexican requirements and the relevant permits, the tailings containment sites did not meet international standards. They had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design had not applied, and accepted seepage monitoring and control measures had not been implemented.

In anticipation of environmental requirements in Mexico becoming more aligned with world standards, a series of improvements were identified as necessary to reduce risk, as well as the potential environmental impact. Since 2002, a number of improvements have been made relating to the stability of the dams and to the management of the tailings. Since 2011, the tailings containment sites are 100 percent operational and now comply with the international regulations.

Capital expenditures for environmental purposes since 2004 were largely focussed on the tailings storage facilities. They totalled approximately $15 million at Tayoltita/Cupias and $10 million at San Antonio. Capital expenditures on the San Antonio tailings were $1.3 million in 2005, $2.2 million in 2006 and $1.6 million in 2007. Investment in the Tayoltita tailings dam was $1.6 million in 2005, $0.6 million in 2006, $3.2 million in 2007, $1.5 million in 2010 and $3.2 million in 2011.

Tayoltita Tailings

The Tayoltita operation had developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam was moved up the valley to the east of the mill. The operation relied on 10 pumping stations to elevate the thickened tailings to the containment site, and the tailings line and solution return line on cable supports to cross the river valley were previously without any provisions for spill containment in the event of a line failure. The suspended section of the tailings line crossing the river is now contained within a second pipe. In 2012 Primero initiated the installation of three new tailings pipes, which are fully contained in a metal box. The new system will be fully operational by mid-year 2013, once the installation of second new tailings pump will be completed.

On abandonment of the sites as they filled, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover were undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery, respectively.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Over the past few years significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

In 2012 a new tailings pumping system was installed. The new single Putzmeister piston pump has the capacity to pump high density tailings (53 percent solids) over a distance of 1,847 metres and total elevation of 225 metres above the mill level. The Geho pumps are now used only as a back-up system to the new system. San Dimas is now in the process of adding a second Putzmeister pump as a back-up system to eliminate the use of the Geho pumps by mid-2013. Eventually, and with the expansion of the mill to 2,500 tonnes per day, a third pump will be installed as backup as two pumps will be required to pump total tailings of 2,500 tonnes per day. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

Construction of the initial phase of an earthen berm against the downstream side of the dam was completed to increase the safety factor of the containment structure. In 2011, the most important work was the construction of the third belt filter, comprising excavating the foundation, constructing the building, filter and auxiliary equipment installation and filter instrumentation. This filter has a capacity of 68 tonnes per hour, adding to the combined capacity of the first two filters of 80 tonnes per hour. With the new filter, San Dimas achieved 85% efficiency in the tailings filtering process. In 2012, Primero was able to recover an average of 50,000 tonnes of solution each month which were recycled into the leaching process. The third filter also provides redundancy in the event that any one of the filters is not operating. Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam.

On January 3, 2012, tailings containing five parts per million cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. Primero notified Mexican governmental authorities of the incident. PROFEPA and CNA visited the site in January 2012. Primero understands that both the PROFEPA and the CNA considered the spillage to be localized. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to Primero that they considered the incident as localized and under control. The letter specified that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, Primero took a number of corrective actions including design and building of a containment structure for the tailings pipe, which will be fully operational by June 2013 once installation of the second new tailing pump is complete.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years.

Taxes

Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to mining company operations; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28 percent, it is 30 percent from 2010 to 2013, and it is planned to be 29 percent during 2014 and 28 percent for 2015 and subsequent taxation years. On October 17, 2011, Primero filed a formal application to the Mexican tax authorities for an advance ruling on the appropriate price of silver sales under the silver purchase agreement. On October 4, 2012, Primero received a ruling from the Mexican tax authorities that the appropriate price was the approximate $4 per ounce received from SW Caymans. This confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns.

The FRBT is a minimum tax that applies in addition to the corporate income tax. The tax is applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5 percent during 2008, 17 percent during 2009 and 17.5 percent from 2010. The base to which the FRBT is applied is determined by deducting from gross revenue certain items, such as expenses associated with purchasing goods, rendering independent services, and leasing goods, or expenses incurred in connection with the administration of such activities. Some expenses that are deductible in determining taxable income for income tax purposes, such as salaries, interest in some cases and royalties with foreign related parties are not deductible in determining the FRBT, however, certain tax credits are available to offset the FRBT.

Production Information

The following table summarizes 2008 to 2012 silver production from the San Dimas Mines:

	Units	2008	2009	2010	2011	2012
Ore Processed	(tonne)	657,479	673,311	612,253	662,612	721,264
Gold Grade	(g/t)	4.3	5.4	4.5	3.9	3.9
Silver Grade	(g/t)	259	249	244	226	234
Gold Recovery	(%)	97	98	97	97	97
Silver Recovery	(%)	94	95	94	96	95
Produced Gold	(oz)	86,682	113,018	85,429	79,564	87,900
Produced Silver	(oz)	5,113,466	5,093,385	4,530,000	4,602,846	5,134,184

PEÑASQUITO MINE, MEXICO

The Peñasquito Mine is indirectly wholly-owned by Goldcorp. The Peñasquito Mine is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore. The oxide ore is processed through a heap leach/Merrill-Crowe facility that went into production in February 2008. The first gold pour for the oxide circuit was on May 10, 2008. Line 1 of the sulfide plant started operating in September 2009 and first concentrate was shipped November 2009. The Peñasquito Mine achieved commercial production in September 2010.

The following description of the Peñasquito Mine is based on the information disclosed in the annual information form of Goldcorp filed on March 1, 2013. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito Mine in this document.

Property Description and Location

Goldcorp owns, through its indirectly wholly-owned subsidiaries, 100 percent of the Peñasquito Mine. The operating entity for the Peñasquito Mine is a Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. Peñasquito is situated in the western half of the Concepción del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.

The Peñasquito Mine is comprised of 130 exploitation concessions covering a total area of approximately 122,534 hectares, which contains the Peñasco and Brecha Azul (Chile Colorado) deposits. Concessions were granted for durations of 50 years. The Peñasco and Brecha Azul deposits are primarily within the Alfa, Beta, La Peña, Las Peñas and El Peñasquito concessions. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount.

Goldcorp holds additional tenure in the greater Peñasquito Mine area (within about 200 to 300 kilometres of the Peñasquito Mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties. Two of these wholly-owned deposits, Camino Rojo and Nocha Buena, are under conceptual evaluation as potential stand-alone heap leach operations due to the low precious metal grades of these deposits and may benefit from potential administrative synergies with the Peñasquito Mine mining operation. However, the deposits will not be developed as satellite operations for the Peñasquito Mine, and are not considered to be part of the Peñasquito Mine.

A two percent net smelter return royalty is payable to Royal Gold on production from both the Chile Colorado and Peñasco pits which constitute the Peñasquito Mine. In 2007, Silver Wheaton acquired 25% of the silver produced by the Peñasquito Mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (an inflationary adjustment to the contract price commenced in 2011 and resulted in a price of $3.99 per ounce achieved during 2012 versus the original agreement of $3.90 per ounce), for silver delivered under the contract.

Environmental liabilities were limited to those that would be expected to be associated with an open pit mine that is in the early production phases, and includes the open pit, roads and site infrastructure, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared. Progressive rehabilitation will occur over the life of the mine as waste dumps and mining areas are completed and become available for rehabilitation activities.

Goldcorp holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito Mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is an airport on site and airports in the cities of Zacatecas and Monterrey.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011, Minera Peñasquito, S.A. de C.V. signed a power delivery agreement (the “Power Agreement”) with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 200 to 250 megawatt gas-fired combined cycle power plant near San Luis de la Paz, Guanajuato, Mexico, to deliver electricity to the Peñasquito Mine for a minimum term of 20 years, subject to regulatory and environment approvals. The construction of the power plant is expected to be completed in 2015 and the Peñasquito Mine has been sourcing power from another InterGen source in the interim. Process and potable water for the Peñasquito Mine is sourced from a water field located six kilometres west of the Peñasquito Mine. Permits to pump up to 35 million cubic metres of this water per year have been received. The Peñasquito Mine recycles approximately 80 percent of the water it uses in the mining process.

There is sufficient suitable land available within the Peñasquito Mine for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices which have been constructed. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 2,000-bed camp with full dining, laundry and recreational facilities.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco Azul open pits are held by private individuals and three ejidos. Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the ejidos through the process have been positive. Goldcorp holds sufficient surface rights in the Peñasquito Mine area to support the mining operations, including provisions for access and power lines.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito Mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

The Peñasquito Mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.

Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito Mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito Mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100 percent interest in the Peñasquito Mine from Kennecott. Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets.

Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed 14 core holes (4,601 metres), eleven of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper.

From 2002 to 2009, Western Copper completed an additional 874 core and reverse circulation drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed.

Construction in the Peñasquito Mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009. Commercial production was achieved in September 2010.

Geological Setting

Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5 -kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 to 2,000-metre thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

Local Geology

The Mesozoic sedimentary units of the Mazapil area were folded into east-west arcuate folds, cut by northeast- and north-striking faults, and intruded by Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry bodies. Tertiary stocks and batholiths are exposed in the ranges, while the valleys are filled with alluvium, generally a few tens of metres thick. Two diatreme breccia pipes, believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito Mine, explosively penetrated the Mesozoic sedimentary units, and probably breached the surface. Eruption craters and ejecta aprons have since been eroded away. The current bedrock surface at the Peñasquito Mine is estimated to be a minimum of 50 metres below the original paleo surface when the diatremes were formed. There may have been up to several hundred metres of erosion since the time of mineralization. Alluvium thickness now averages 30 to 50 metres at the Peñasquito Mine. There was one small outcrop exposure at the Peñasquito Mine, of breccias near the center of the Peñasco diatreme, rising about five metres above the valley surface. The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at the Peñasquito Mine. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

Property Geology

Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 1,000 metres by 850 metres immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 600 metres in diameter immediately below alluvium. Polymetallic mineralization is hosted by the diatreme breccias column and surrounding sandstone and siltstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, determined by igneous matrix and clast composition: sediment-clast breccia, milled mixed sedimentary-intrusive matrix, and intrusive matrix breccias, from top to bottom within the breccia column. Sedimentary rock clasts consist of Caracol siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. A variety of dikes cut the breccia column and immediately adjacent clastic wall rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo. A halo of generally lower grade disseminated zinc–lead–gold–silver mineralization lies within the sericite–pyrite–quartz–calcite assemblage surrounding the two breccias. Disseminated and lesser fracture-controlled electrum, sphalerite, galena, and various silver sulphosalts are hosted by milled breccias within the diatremes and by Cretaceous clastic units in the surrounding mineralized halo. Alteration, mineral zoning, porphyry intrusion breccia, and dykes all suggest the deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. The dominant foliation direction observed in the outcrop of breccia at Peñasco is also northwest-trending. Both are thought to reflect the orientation of the porphyry intrusion underlying the known mineralization.

Mantos-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones adjacent and around the diatreme pipes. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides. The sulphides are generally dominated by sphalerite and galena, with variable concentrations, but also contain significant pyrite. Gangue minerals are subordinate in these strata-replacement mantos and cross-cutting chimneys, although calcite is usually present. Stratiform and chimney mantos are characterized by their very high zinc, lead, and silver contents, with variable copper and gold contributions. Mantos and skarn mineralization have also been discovered lying beneath the planned open pits in limestone units adjacent and around the diatremes and above the source of cross-cutting quartz–feldspar porphyry dykes.

Exploration

Exploration activities on the Peñasquito Mine have included geological mapping, reverse circulation and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

From 2006 to 2010, Goldcorp completed 42 core and reverse circulation drill holes, including metallurgical, geotechnical and condemnation drilling. An updated feasibility study was completed and mine construction was commenced during this period.

During 2010, an exploration drilling program was completed to test whether there was sufficient mantos-hosted mineralization at depth adjacent to the Peñasquito diatreme to support potential underground development. A total of 7,317 metres was drilled in six mantos test holes. Mantos were detected at 900 metres below surface and the exploration potential remains both at depth and laterally. Within the greater Peñasquito Mine area, there is also potential for additional deposit styles, including base metal skarns and porphyry-related disseminated deposits. Exploration for these deposit styles is at a conceptual/early exploration stage.

Exploration at Peñasquito during 2011 was focused on geological mapping, diamond drilling, and a reverse circulation and condemnation program totaling 80 drill holes. The exploration program for the mantos and skarn zones continued during 2012 with 22 deep holes totaling 23,276 metres completed. The objective of this program was to test the grade and thickness extents of the mantos and skarn mineralization at depth. In the RAB exploration area, potential extensions to the Peñasco diatreme were tested, with the completion of 59 drill holes for a total of 2,496 metres in 2011. Objectives of the program were to potentially identify, with shallower drilling, new anomalies in the bedrock. Three different anomalies were identified with the 2011 program. The condemnation drilling program was initiated in late 2011 and continued in 2012 with 62 holes totaling 25,074.9 metres. The program was designed to provide condemnation in the area of the waste dump to the north and west of the existing tailings storage facility. An aeromagnetic survey defined an eight kilometres by four kilometres, north to south-trending magnetic high centered approximately on the Outcrop (Peñasco) Breccia. Magnetometer surveys suggested the presence of deep-seated granodiorites, and indicated a relationship between mineralization and the underlying intrusions. IP surveys were instrumental in locating sulphide stockworks at the Chile Colorado zone, and the gravity survey helped identify the Brecha Azul diatreme. In almost all instances, the geophysical surveys indicated the presence of numerous anomalies scattered across the Peñasquito Mine.

Mineralization

Sulphide mineralization occurs in the Peñasco deposit, beneath and adjacent to the outcrop breccia, and in the Chile Colorado deposit, located about 1.5 kilometres southeast of Peñasco. Both deposits are centered on diatreme breccias pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Mineralization consists of disseminations and veinlets of medium to coarse-grained sphalerite, galena, argentite, a variety of other antimony-dominated sulphosalts, including bournonite, jamesonite, tetrahedrite, polybasite, pyrargyrite, stibnite rare hessite and a common gangue of sericite and calcite, with minor quartz, rhodochrosite, and fluorite.

Drilling

Drilling completed on the Peñasquito Mine for the period 1994 to 2012 comprises 1,060 drill holes totaling 564,153 metres. Drilling has focused on five principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Northeast Azul, and Luna Azul), the Peñasco Zone (including El Sotol), Mantos East Zone and skarn targets at depth.

Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some reverse circulation drilling was performed as pre-collars for core drill holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres).

Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover.

All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.

Geotechnical Drilling

Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly.

Core orientation was accomplished using two independent methods: clay impression and a mechanical down-hole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock. Drill holes to WC-250 were also geotechnically logged.

Core recovery for the Peñasquito Mine drilling averages 96.9 percent. Sample recoveries were not routinely recorded for reverse circulation holes.

Geological and Geotechnical Logging

Logging of reverse circulation drill cuttings and core utilized standard logging procedures. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. Core was photographed and video recorded from collar to toe; these digital files are stored on hard disc. Geotechnical logging for pit design purposes was typically completed at three metre intervals, and recorded on compact discs. For site location purposes, geotechnical logging included sample descriptions, Standard Penetration Test blow counts, sample numbers and visual classifications based on the united soil classification system.

Collar Surveys

Collar surveys have been performed by a qualified surveyor since 2002. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Down-hole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole.

Deposit Drilling

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metres spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area of approximately eight kilometres east to west by 4,500 metres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

Blasthole Drilling

Drilling for all materials is on 15 metre benches drilled with 1.5 metres of sub-grade, using seven blast hole drill rigs. The drill sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold, silver, and base metals grades in the deposits, reflecting areas of higher and lower grades.

Sampling and Analysis

Peñasquito Mine project staff has been responsible for sample collection, core splitting, run of mine assaying, preparation of samples, storage and security from inception to date.

Reverse circulation drill cuttings were sampled at intervals of two metres. The material was split at the drill into several portions of 12 kilograms or less. A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into files for computer processing.

The standard sample interval is two metres. Some samples are limited to geological boundaries and are less than two metres in length. Logging was completed at the drill site prior to splitting. Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core was assayed every two metres out of 20 unless geologic inspection dictated otherwise.

A senior Goldcorp geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.

Standard reference material samples and blanks were inserted in a documented sequence into the sample stream going to the assay laboratory. Cut samples were bagged and numbered in polyethylene bags. Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag. A Peñasquito Mine truck transports the sacks to the ALS Chemex laboratories in Guadalajara, Mexico, approximately once per week. ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the ALS Chemex Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. The run-of-mine laboratory is not certified.

Blast holes are sampled as whole-hole samples by an experienced sampler. During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah. Specific gravity data were used to assign average bulk specific gravity values by lithology.

Sizes of the sampled areas are representative of the distribution and orientation of the mineralization and sampling is representative of the gold, silver, and base metal grades in the deposits, representing areas of higher and lower grades.

A number of independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing assessments of the database quality on the Peñasquito Mine. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

Security of Samples

Blanks and standard reference materials have been used in sampling programs by Goldcorp. The seven SRMs were prepared by Metcon Research, Tucson, Arizona from Peñasquito Mine mineralization. Blank samples comprise non-mineralized limestones from the general Peñasquito Mine area.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. A system whereby data is electronically entered (without a paper log step) is still being implemented. Assays were received electronically from the laboratories and imported directly into the database. Drill hole collar and down hole survey data were manually entered into the database. Data are verified on entry to the database by means of in-built program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records were kept for all assay and QA/QC data, geological logging and bulk density information, down-hole and collar coordinate surveys. All paper records were filed by drill hole for quick location and retrieval of any information desired. Assays, down-hole surveys, and collar surveys were stored in the same file as the geological logging information. In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.

Sample security was not generally practiced at the Peñasquito Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles. Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

Typically, drill programs included insertion of blank, duplicate and CRM samples. The QA/QC program results do not indicate any problems with the analytical programs; therefore the gold, silver, and base metal analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25%) for the Peñasquito Mine as of December 31, 2012.

Mining Operations

Mining Method

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco zone and one on the Azul/Chile Colorado zone. Currently only the Peñasco portion of the pit is in operation, using a conventional truck-and-shovel fleet. Drill patterns range from nine metres by nine metres in overburden to six metres by six metres in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to ensure rock fragmentation of about 127 to 152 millimetres for leaching.

Metallurgical Process

The Peñasquito Mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that will process a nominal 130,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. By year-end 2011, mine production was at full capacity; however the plant was still ramping up and lacking only sufficient pebble feed to the High Pressure Grinding (“HPGR”) circuit, limiting throughput in the HPGR circuit. A project to provide supplemental ore feed directly to the HPGR circuit was initiated in late 2011 and was successfully commissioned at the end of the first quarter of 2012. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. During 2012, a total of 5,954,455 dry metric tonnes of ore with an average grade of 0.34 grams per tonne of gold and 21.0 grams per tonne of silver were placed on the leach pad. A total of 42,669 ounces of gold and 1,420,300 ounces of silver were produced from the oxide facility in 2012. Recoveries averaged 58.9 percent for gold and 24.0 percent for silver.

Oxide Ore

Run-of-mine oxide ore will be delivered to the heap leach pile from the mine by haul trucks. Lime will be added to the oxide ore, prior to addition of the oxide ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

Sulphide Ore

Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 300 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 130,000 tonnes per day of run-of-mine sulphide ore to 80 percent passing 150 millimetres. The crushing facility consists of a gyratory crusher capable of operating at 92 percent utilization on a 24-hour-per-day, 365-days-per-year basis.

Pre-commissioning activities started on the waste rock overland conveyor system in the fourth quarter of 2012. Commissioning activities with and without load commenced in early January 2013 and will continue through the first quarter of 2013. During 2011, both 50,000 tonne-per-day capacity semi-autogenous grinding (“SAG”) lines were operational and the high pressure grind roll (“HPGR”) operation was sporadic due to lack of pebble generation due to inconsistent feed. A project to provide for supplemental feed directly to the HPGR was commissioned at the end of the first quarter of 2012. Sulphide plant throughput averaged 99,500 tonnes per day in 2012. Production in the second quarter of 2012 was affected by lower mill throughput, a result of an inadequate water supply in the month of June. Prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the accelerated pit dewatering program. This condition continued to affect plant throughput in the second half of 2012. Goldcorp holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase water use efficiency site wide. Furthermore, a water and tailings study is expected to be completed in the first half of 2013 to develop a comprehensive long-term water strategy for the Peñasquito district. For 2012, a total of 36,406,938 dry metric tonnes of ore with an average grade of 0.50 grams per ton of gold, 27.4 grams per tonne of silver, 0.62% zinc and 0.28% lead was processed through the sulphide plant facility, for a total of 368,594 ounces of gold, 22,284,558 ounces of silver, 324,175,492 pounds of zinc, and 153,710,300 pounds of lead produced (payable metal). Metallurgical recoveries averaged 69.4% for gold, 77.5% for silver, 77.2% for zinc, and 73.9% for lead.

Mine Life and Expected Payback Period

The mine plan and financial analysis are based on a detailed production schedule. The life-of-mine plan update in 2012 was based on $1,350 per ounce of gold and operating parameters derived from the 2012 site budget plan and consisted of production schedules, operating parameters and operating costs. Mine production during 2012 was 165.4 million metric tonnes. The production rate for the period 2012 to 2017 is projected to average 593,000 tonnes per day. The mine will supply sulphide ore to the plant at a rate of 40.2 million metric tonnes of sulphide ore per year. The total material mined per year will peak 225 million metric tonnes per year (616,000 tonnes per day). The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet and assistance from contractor waste stripping in 2013 and 2014.

The Peñasco pit will provide the only sulphide mill feed through 2021 and will continue to provide mill feed into 2033. Waste stripping will begin in Chile Colorado in 2020 and sulphide ore will be mined during 2021 through 2033. The sulphide mill feed will be from both pits from 2021 to 2032. The payback for the initial capital investment in the Peñasquito Mine was 8.9 years from commencement of the Peñasquito Mine in 2007, which means that under this scenario the Peñasquito Mine will achieve payback by the fourth quarter of 2015. Goldcorp prepared an economic analysis which confirmed that the economics based on the Mineral Reserves over a 22-year mine life could repay life-of-mine operating and capital costs.

Markets and Contracts for Sale

Goldcorp currently has a toll agreement for the refining of silver-gold doré produced from the Peñasquito Mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is sold to Silver Wheaton.

The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito Mine. In addition to the forward sales contract for silver production with Silver Wheaton, Goldcorp has entered into sales and collar option agreements for the base metals volumes in relation to Peñasquito Mine concentrate sales.

Taxes

The income tax rate applicable to corporations in Mexico was increased from 28 percent to 30 percent as of January 1, 2010. The rate will be applied only during 2010, 2011, 2012 and 2013. In 2014 the rate is scheduled to be reduced to 29 percent, and further scheduled to be reduced to 28% in 2015.

Environment

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Reviews of environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves.

Exploration and Development

Following a full year of operations and the availability of new cost data, approximately 220 million tonnes of low-grade gold material were moved from Proven and Probable Mineral Reserves into the Measured and Indicated Mineral Resources category, reflecting current higher operating cost assumptions than were contemplated in the original 2006 feasibility study.

Exploration potential remains under the current open pits, and may support underground mining. Goldcorp is currently investigating an option of mining mineralization outside the area of the current open pit design using bulk mining methods such as block caving and represents upside potential for the Peñasquito Mine following the cessation of open pit mining in 2032. Goldcorp is also investigating the potential for underground mining of the mantos mineralization during the open pit mine life. This could utilize selective mining methods such as longhole stoping or cut-and-fill. These studies are at an early, conceptual stage, and no underground Mineral Resources or Mineral Reserves have been declared.

Production Information

The following table summarizes 2008 to 2012 silver production (100% basis) from the Peñasquito Mine:

Oxides	Units	2008	2009	2010	2011	2012
Produced Payable Gold	(oz)	20,000	83,200	78,399	55,800	42,700
Produced Payable Silver	(oz)	1,356,000	2,600,000	3,006,262	1,891,000	1,420,300
Sulphides
Produced Payable Gold	(oz)			89,800	198,300	368,600
Produced Payable Silver	(oz)			10,946,400	17,154500	22,284,500

PASCUA-LAMA PROJECT, BORDER OF CHILE AND ARGENTINA

The following description of the Pascua-Lama Project is based on the information disclosed in the annual information form of Barrick filed on March 28, 2013 and the management’s discussion and analysis of Barrick filed on February 14, 2013. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Pascua-Lama Project in this document.

General Information

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometres by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997. Pascua-Lama employs approximately 1,100 employees and 16,180 contractors.

In both Chile and Argentina, Barrick, through its wholly-owned Argentinean subsidiary, Barrick Exploraciones Argentina S.A. (“BEASA”), and its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA (“CMN”), owns the mining property in the project area. The mining rights have no expiry date, provided the applicable annual land payments are made. Sufficient surface rights have been obtained for current operations at the property.

The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama Project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama Project is within the area subject to the Mining Treaty (the “Protocol Area”) and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty. An increase in the size of the Protocol Area has been requested to include certain additional project-related infrastructure, which request is expected to be approved in due course. In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama Project, which avoids double taxation for the project under the rules of the Mining Treaty. The provisions of the April 2009 agreement remain in force despite the termination of several double taxation treaties by Argentina in 2012, including the general 1976 double taxation treaty with Chile.

The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both, Vallenar, Chile and San Juan, Argentina.

Primary road access in Chile initially was via a 126 kilometer public road (route C 485) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometers on Barrick private road to the Protocol Area access control point at Tres Quebradas. The project recently completed the upgrade of 70 kilometers of an existing public road from Punta Colorada and the construction of 48 kilometers of new road to join the road from Alto del Carmen which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometres up to the entry to the mine site at La Mesa.

Primary access in Argentina will be by public highways to Tudcum, some 200 kilometers north of the San Juan Province capital city of San Juan and from there 157 kilometres on an existing private road to the access gate to Barrick's Veladero Mine, and another 30 kilometres through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another five kilometres to the process plant site.

Development

The Pascua-Lama project is being designed as a large-scale open pit operation with processing facilities having a designed throughput capacity of 45,000 tonnes per day. Non-refractory ore produced by the mine will be subject to cyanide leaching, while refractory ore will be subjected to flotation prior to cyanide leaching. The development of the processing facilities has been staged to reflect the expected composition of the ore over the mine life.

The updated mine construction cost estimate and schedule for the project was finalized in the fourth quarter of 2012. Expected total mine construction capital is in the range of $8.0 to $8.5 billion, with first gold production targeted for the second half of 2014. The project is being impacted by labor and commodities cost pressures as a result of inflation and competition for skilled labor. As of December 31, 2012, approximately $4.2 billion had been spent and construction was approximately 40 percent complete. The tunnel was approximately 70 percent complete. Construction of the primary crusher in Chile commenced in January 2013 and in Argentina, construction of the process plant facility advanced with approximately 60 percent of structural steel erected and about 50 percent of mass earthworks completed. For the 2013 summer construction season, the requisite number of skilled craft laborers have been screened and hired, primarily from the province of San Juan and the rest of Argentina.

During the fourth quarter of 2012, strong winds contributed to increased dust in the open pit area. Barrick voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Subsequently, regulatory authorities in Chile issued an order to suspend pre-stripping until such dust-related concerns are addressed. The project has strengthened dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a dust monitoring system.

Restrictions have also been placed on the project due to the need to repair and improve certain aspects of the water management system in Chile. In December 2012 and January 2013, a portion of the non-contact water diversion system was damaged. As a result, interim and permanent improvements to the water management system are currently being evaluated. In addition, upgrades to the water treatment plant are being evaluated and completion of the industrial water conveyance system is pending. Interim measures to repair and improve the non-contact water management system are expected to be completed by mid-year, while completion of the other aspects is expected by the end of the first quarter of 2014.

Pre-stripping of the pit in Chile is unlikely to recommence until matters related to dust and water management are resolved. However, the project is evaluating an alternative which would involve accelerating development of another small pit, which had been scheduled to be mined later, in order to provide an alternative source of ore for initial production if resumption of pre-stripping in Chile is delayed beyond May 2013. As a result, to date, the suspension of pre-stripping has not altered the target of first production in the second half of 2014. However, the outcomes of the regulatory processes, and of constitutional rights protection actions, are uncertain, and the Company will continue to monitor for potential impacts on the timing of first production.

The Pascua-Lama Project is expected to produce an average of 800,000 to 850,000 ounces of gold and 35 million ounces of silver in its first full five years of production at all-in sustaining cash costs of $50 to $200 per ounce and total cash costs of $0 to negative $150 per ounce. The foregoing estimates are based on gold, silver and oil price assumptions of $1,700 per ounce, $30 per ounce and $90 per barrel, respectively and assuming a Chilean peso exchange rate of 475:$1 and do not include escalation for future inflation.

Barrick will continue to finance the project through a combination of one or more of existing capital resources, operating cash flows and additional financings.

In 2009, Barrick entered into the silver purchase agreement with Silver Wheaton whereby it sold the equivalent of 25 percent of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until that time In return, Barrick was entitled to an upfront cash payment of $625 million payable over three years, from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of one percent starting three years after project completion at the Pascua-Lama Project) and the prevailing market price for each ounce of silver delivered under the agreement. During 2012, Barrick received the final cash instalment payment of $137.5 million.

Geology

The Pascua-Lama Project is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at the Pascua-Lama Project is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

Basement rocks in the Pascua-Lama Project area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccias pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25 percent) for the Pascua-Lama Project as of December 31, 2012.

Mining and Processing

The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,800 meters. The project will produce both non-refractory oxide and refractory sulfide ores. Construction on the Pascua-Lama project began in 2009. Ore will be treated in two phases due to the nature and distribution of ore types (non-refractory and refractory). Both ore types will be ground and washed, with non-refractory ore being subjected to direct cyanide leaching only. Washed refractory sulfides will be subjected to flotation prior to cyanide leaching of the flotation tailings. Final products from the process include doré bullion and gold/silver/copper flotation concentrates.

The plant consists of primary crushing, wet grinding in autogenous mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, neutralization, cyanide detoxification, cementation using Merrill-Crowe, retorting, smelting and tailings deposition. For the treatment of the refractory ore, a flotation circuit will be added. The processing plant is designed to operate 24 hours a day, 365 days per year. The average design throughput is approximately 2,000 tonnes per hour.

During years 1 and 2, the process facility is designed to process 45,000 tonnes per day of non-refractory ore through three mill lines (Phase 1). In the late first quarter of year 3, a flotation facility will be added and refractory ore will be introduced to one of the mill lines at the rate of 15,000 tonnes per day (Phase 2). During this phase, which continues throughout the remainder of the mine life, the remaining two mill lines continue to process non-refractory ore at 30,000 tonnes per day. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion. During the mine life refractory ore in the form of gold/silver/copper concentrate will be sold to an offsite smelter.

Until permanent power is available at site, temporary construction power will be provided by diesel generator. The temporary construction generators will be suitable for use as emergency back-up generators during operations in the event of a primary power failure. Permanent electrical power for the project will be provided by a single circuit 220 kilovolts 106 kilomentres line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile. From there, separate 220 kilovolt lines will be provided for power supply to the substations located at the process plant in Argentina (47 kilometres) and the mine facilities in Chile (23 kilometres). The construction of the primary power supply system is planned to be completed by mid-2013.

The Company is aware of a number of actions that have been initiated against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project. Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick. In 2011, Mountain-West Resources Inc. (“MWR”) issued a series of false and misleading press releases in which MWR falsely claimed that the Chilean portion of the Pascua-Lama project is not owned by Barrick but is instead owned by a third party who had granted MWR an option to acquire 50 percent of that property. Barrick has advised MWR that these statements are false and misleading, and has filed formal complaints referring these matters to the appropriate authorities. Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the construction of the Pascua-Lama project.

In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the Inter-American Commission on Human Rights (“IACHR”) claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project. The case has been briefed by the petitioner Community and the respondent State before the IACHR. Barrick is not a party to the proceedings and Barrick believes that the petitioner’s claims are without merit. Depending on the decision reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

In September and October, 2012, two constitutional rights protection actions were filed in the Court of Appeals of Copiapo, Chile by representatives of indigenous communities and certain other individuals against Compania Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, and the Environmental Evaluation Commission (“EEC”) of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Pascua-Lama project.

The plaintiffs in the actions allege, among other matters, that the construction of the Pascua-Lama project affects their constitutional rights to life and to live in an environment free of contamination. The relief sought in the actions is the suspension of the construction of the Pascua-Lama project in Chile until all environmental obligations are fulfilled. Both cases have been admitted for review by the Court, with the first action proceeding toward a hearing. Barrick has stated that the outcome of the regulatory process related to these actions is uncertain but that it intends to vigorously defend itself against these actions.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Pascua-Lama’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities were not impacted by these measures in 2012.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6 percent will apply to the subsequent conversion of pesos to foreign currencies in transactions that would have been executed using offshore funds.

Environment

The Pascua-Lama Project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received conditional Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, CMN submitted a second EIA in respect of modifications of the project. CMN received conditional approval of the EIA from Chilean environmental regulatory authorities in February 2006. In San Juan Province, BEASA submitted an Environmental Impact Report (Informe de Impacto Ambiental, “IIA”) in 2000 to support the environmental approval process for the Argentine components of the project. In 2004, BEASA developed an updated IIA assessing the cumulative environmental impacts of the Pacua-Lama project and the nearby Veladero project. BEASA received conditional approval of the project from the San Juan, Argentina environmental regulatory authority in December 2006. Under Argentine law BEASA is required to update the IIA at least every two years. To date, BEASA has submitted three IIA updates and a fourth is currently in development for submittal later this year.

To date, Barrick has identified over 1,100 permits and authorizations required for the construction, operation and/or closure of project facilities in both countries. The project has obtained over 700 permits and the remaining permits are expected to be obtained in due course.

All environmental aspects of the Pascua-Lama Project were reviewed during the course of the Argentine and Chilean environmental assessments. CMN and BEASA have developed environmental management plans addressing the key environmental aspects of the project. Most of the ore and waste rock to be excavated from the open pit is defined as potentially acid generating due to its geochemical characteristics. In the upper Estrecho valley in Chile where the waste rock will be stockpiled, project development plans include a water management system to divert non-contact waters around the waste rock facility and to collect and treat any drainage from the waste rock. Treated water will be utilized in the mine for industrial purposes (mainly fugitive dust control) and discharged under permit to the Río Estrecho. In December 2012 and January 2013, a portion of the non-contact water diversion system was damaged. See “Development” above. In March 2013, the environmental authority in Chile issued a resolution alleging certain non-compliances related to the acid rock drainage water management system in Chile. CMN will review and evaluate the resolution once it is formally notified of the same and will respond to the allegations as required, including by presenting a plan to bring the system into compliance with the project’s environmental permit.

In Argentina the process plant will utilize sodium cyanide to recover gold and silver from the ore. The process plant and tailings storage facility have been designed to prevent process solutions from being released to surface water or groundwater. These facilities will be lined and will include seepage detection and collection systems. The facilities will also include treatment a cyanide destruction circuit. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code are being implemented for the project.

In November 2010, a federal glacier protection law came into force that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which, according to the legislation, could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province of San Juan announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

On July 3, 2012, the Supreme Court of Argentina overturned temporary injunctions granted by the Federal Court in San Juan suspending the application of the federal law in the Province and in particular to Veladero and Pascua-Lama. The Supreme Court has not yet ruled on the constitutionality of the law.

As per Barrick’s year-end 2012 MD&A, during the fourth quarter of 2012, after observing increased dust in the open pit area, exacerbated by stronger than normal winds, Barrick voluntarily halted pre-stripping activities at the Pascua-Lama project in order to implement additional dust mitigation and control measures. Regulatory authorities in Chile subsequently issued an order to suspend pre-stripping activities until dust-related health and safety concerns are addressed. Barrick has stated that the Pascua-Lama project is strengthening dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a robust dust monitoring system. Barrick has also indicated that further restrictions may be placed on the Pascua-Lama project due to the need to repair and improve certain aspects of the water management system in Chile, and that pre-stripping is unlikely to recommence until matters related to dust and water management are resolved. Barrick has stated that to date, the suspension of pre-stripping has not altered Barrick’s target of first production in the second half of 2014. However, the outcomes of the regulatory processes related to dust and water management, and of the constitutional rights protection actions (see above) is uncertain and Barrick has stated that they will continue to assess the potential for impacts on the timing of first production.

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting was approximately $78.8 million (as described in Note 25 to the Consolidated Financial Statements).

Exploration, Drilling and Analysis

As of December 31, 2012, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,240 reverse circulation holes, 605 diamond drill core holes, 2,060 underground channel samples, 383 surface channel samples, 157 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 333,415 meters of reverse circulation holes, 159,212 meters of diamond drill holes, 24,503 meters of underground channel samples and 12,704 meters of road channel samples. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. The plan for 2013 is to drill a total of 3,668 meters in the Pascua area and 950 meters in the Esperanza area.

Pascua-Lama Project samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures, data verification and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama Project property conform to industry accepted quality control methods.

Quality control, data verification and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. Additionally, the data base was checked against the original data before use in the reserve model. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3 percent for minerals extracted from Argentinean soil. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.433 percent to 9.555 percent and a 1.91 percent net smelter royalty on copper produced from the properties. In addition, a step-scale five percent or 7.5 percent gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5 percent to 6 percent on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina, not currently included in the mine plan. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Export of gold doré from Barrick’s Veladero Mine is currently subject to this duty. Should such export duty continue to be in place at the time that Barrick commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duty.

SALOBO MINE, BRAZIL

Christopher Jacobs, CEng MIMMM, Vice President and Mining Economist, Micon International Ltd., James Turner, BSc (Hons) MSc CEng MiMMM, Senior Mineral Process Engineer, Micon International Ltd., Barnard Foo, P. Eng., MBA, Senior Mining Engineer, Micon International Ltd. and Jason Ché Osmond, Senior Geologist, Micon International Ltd. prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajás, Pará State, Brazil” dated March 19, 2013 (the “Salobo Report”). Christopher Jacobs, James Turner, Barnard Foo and Jason Ché Osmond are qualified persons under NI 43-101. The following description of the Salobo Mine has been summarized from the Salobo Report and readers should consult the Salobo Report to obtain further particulars regarding the Salobo Mine. A copy of the Salobo Report is available under the Company’s profile on SEDAR at www.sedar.com.

Property Description and Location

The Salobo Mine is a copper-gold deposit located approximately 80 kilometres northwest of Carajás, Pará State in northern Brazil. Geographic coordinates for the property are 5°47’25” S latitude and 50°32’5” W longitude.

The Salobo Mine comprises a single claim and is permitted for mining copper and gold under National Department of Mineral Production (“DNPM”) 807.426/74. The area of the property is 9,180.61 hectares, as defined by Exploration Permit no. 1121, dated 14 July, 1987. Brazilian legislation separates the ownership of the surface rights from mineral ownership. A mining company can operate a mine even if does not own the surface, provided it owns the minerals. In this case it is necessary to pay a royalty to the surface owner. The royalty is calculated as 50% of the CFEM (Compensation for Financial Exploitation of Mineral Resources), which is paid to the government. The mining concessions are updated every year on presentation by Vale of the annual report of mining production to the DNPM. The Salobo Mine received its first Operating Licence No. 1096/2012 on November 5, 2012, valid for four years. Vale maintains that the company holds clear mineral title to the deposit areas and has the necessary permits for operation of the mine.

The area is well-served by railroads and highways that connect the seaport and other cities. Air service is available at the Carajás airport, which is approximately 70 kilometres southeast of Salobo and is capable of receiving commercial aircraft. There are regular flights to Belém (capital city of Pará state, population 2 million) and to other Brazilian cities. The city of Marabá is approximately 240 kilometres east-northeast from Salobo by highway.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The tropical climate, typical of the Amazon region, is humid and hot with a temperature ranging from 17 degrees Celsius to 32 degrees Celsius, and averaging 27 degrees Celsius. The average humidity is about 76 percent and the average annual rainfall is approximately 192 centimetres. The rainy season extends from December to April, with most rainfall occurring in February and March.

In the Salobo Mine area, surface elevations range from 190 to 520 metres, compared to the elevation of 850 metres attained on the Carajás Ridge to the southeast. The topography is fairly steep: the Salobo ridge, where the deposit is located, has a nominal slope of 2.5H:1.0V. On either side of the Salobo ridge are the Cinzento and Salobo Rivers, respectively, both of which flow into the Itacaiúnas River. The latter flows into the Tocantins River close to the city of Marabá.

Salobo is within the Flona de Tapirape-Aquiri national forest which is 190,000 hectares in area. The deposit is in the northwestern portion of the Carajás Reserve. The main ecosystem is tropical forest, which is dominated by relatively dense trees with substantial brush in the under-storey.

Mining is the primary industry of the area. As well as Salobo, Vale also operates a very large iron ore mine at Carajás, and the established Sossego copper mine.

Concentrate produced at the mine is hauled by 40 ton (gross weight) highway trucks 85 kilometres on the highway to a rail-loading site located approximately ten kilometres north of the town of Parauapebas. From there, it is transported by train 870 kilometres to Itaqui port located near the coastal city of São Luís in the State of Maranhão.

Electrical energy is supplied from Tucuruí, a 8,370 megawatt hydroelectric generating station on the Tocantins River, 200 kilometres north of Marabá, and 250 kilometres due north of Parauapebas. An 87-kilometre overhead transmission line (230 kilovolts) supplies the Salobo site. There is no ring feed.

Process make-up water comprises runoff and direct precipitation within the tailings storage basin. This raw water is pumped up to the plant together with return water from tailings deposited in the storage facility. At the time of Micon’s visit, excess water was being discharged from the tailings storage facility (“TSF”). However, if the process plant requires additional makeup water, this can be abstracted from Igarapé Mamão (Pawpaw creek) via a floating intake within the project site, using vertical pumps.

The Salobo TSF, comprising an earth dam and concrete-lined spillway, was designed for Vale by Brazilian engineering company BVP Engenharia to withstand a one in 10,000 year event. The TSF, when completed to a height of 280 metres above sea level, will have sufficient capacity to store tailings resulting from the entire Mineral Reserve planned over the life of the mine. At present, work is underway to lift the impoundment from 170 metres above sea level to an intermediate design height of 220 metres above sea level. Potentially, the TSF site could also store tailings from the material presently identified as mineral resources.

History

The Salobo copper deposit was discovered in 1974 during exploration carried out by Companhia Vale do Rio Doce, now known as Vale (“CVRD”) personnel. In 1977, a detailed exploration program commenced and in 1978 the presence of copper sulphides associated with magnetic schist was confirmed and the first drill hole was completed that intersected a mineralized interval of 140 metres at 0.45 percent Copper.

From 1985 to 1987, a pilot-scale study was carried out at Salobo and, in July, 1987, mining rights were awarded to CVRD. On 29 June, 1993, Salobo Metais S.A. (“SMSA”) was created as a joint venture between CVRD and Morro Velho Mining, to further study the economic viability of the deposit. In 1997, almost 30,000 metres of drilling was completed and a pre-feasibility study was completed by MRDI. This was followed in 1998 with the first feasibility study. In 2001, a revised feasibility study was completed by Kvaerner which was updated in 2002 by AMEC E&C Services Inc. CVRD acquired a controlling interest in the property in June, 2002.

The period 2002 and 2003 saw an additional 72,000 metres of drilling completed. There followed a number of independent mineral resource models and audits by Snowden (2003), Golder and AMEC (2004), Pincock, Allen and Holt (2005 and 2008), and Golder (2010). The latter went on to prepare the current (2012) block model and Mineral Resource estimate. The definitive feasibility study was completed by Fluor JPS in June, 2004.

In 2007, CVRD changed its name to Vale.

Pre-stripping operations were commenced at the Salobo Mine in 2009, and the Phase I process plant commenced commissioning and ramp-up in June, 2012. Phase II construction is now well advanced and is expected to be complete in 2014.

Geology and Mineralization

Regional Geology

The Carajás Mining District, located in the southeast of Pará State, Brazil, is a unique geologic feature covering an area of about 30,000 square kilometres (300 kilometres by 100 kilometres), between the Xingu and Tocantins / Araguaia Rivers.

The Carajás Province is a major late Archean basin, deformed into a sigmoid shape, trending west-northwest – east-southeast. The Carajás sigmoid shape is further defined by several major west-northwest – east-southeast lineaments such as the Carajás and Cigano sinistral fault zones. Northeast and northwest fault systems crosscut the region.

The Carajás Archean volcano-sedimentary sequence is composed mainly of bimodal volcanic, chemical sediments, including the gigantic banded iron formations (BIF) that host the largest iron deposits in the world, and pyroclastic and clastic sediments. Several Archean intrusive units, the calc-alkaline Plaquê Suite (2.77 billion years old), and the alkaline Salobo and Estrela granites (2.5 billion years old), are known to have a strong correlation with copper–gold mineralization in Carajás. There are many generations of mafic bodies including some that are post-mineral dykes. A Proterozoic suite (1.88 billion years old) of alkaline granites, the central Carajás granite, Cigano, and Pojuca granites, also intrude the Carajás sequence. Several generations of younger mafic dykes crosscut the entire sequence.

The Carajás volcano-sedimentary sequence has been locally named the Itacaiúnas Supergroup, which has been tentatively divided from top to the bottom into:

I.

Igarapé Bahia Group – is composed of mafic volcanic: lavas, tuffs and breccias, meta-sediments and BIF, with deposits of copper, copper-iron, copper-gold-Mo-silver including the Igarapé Bahia (18 million tonnes at 4.0 grams per tonne gold in the weathering profile) and Alemão/Bahia deposits (120 million tonnes at 1.1 percent copper and 1.5 grams per tonne gold). The Serra Pelada oxide-gold deposit is hosted by an overlying clastic metasedimentary sequence.

II.

Grão Pará Group - consists of the basal Parauapebas Formation made up of bimodal volcanic rocks with various degrees of hydrothermal alteration, metamorphism and deformation. The Parauapebas is overlain by the Carajás Formation, which hosts the gigantic Fe deposits (18 Bt at 15 percent iron).

III.

Igarapé Pojuca Group - comprises basic to intermediate volcanics (frequently with cordierite- anthophyllite alteration), amphibolites, gneisses and chemical sediments (cherts), BIF of oxide-silicate facies and schists of various compositions. The BIF unit hosts the Pojuca copper-zinc deposit.

IV.	The Igarapé Salobo Group – is composed of iron-rich sediments associated with quartzites and gneisses, amphibolite facies of metamorphism, which includes the Salobo copper-gold deposit.

The basement of the Carajás sequence comprises a gneissic terrain with remnants of Archean greenstone belts. Copper and gold mineralization within the province is associated with Archean felsic intrusives (Plaquê and Estrela Granites). Proterozoic anorogenic felsic intrusives (dykes) and Mesozoic mafic dykes crosscut the Carajás Sequence and the gneissic terrain.

The Salobo and Sossego gold–copper deposits lie within the Carajás belt of the Amazon craton. Basement rocks comprise gneisses and migmatites of the Xingu Complex and orthogranulites of the Pium Complex that were metamorphosed at about 2.8 Ga. In the Carajás belt, the basement assemblage defines a broad, steeply dipping, east-west trending ductile shear zone (Itacaiúnas shear zone), which experienced multiple episodes of reactivation during the Achaean and Palaeoproterozoic. Unconformably overlying the basement is a sequence of volcano-sedimentary rocks of Archaean age (2.75 billion years ago), the Itacaiúnas Supergroup. The basal unit is the Grão Pará Group that includes greenschist-facies metamorphosed metavolcanic rocks and BIF.

Sandstone and siltstone deposited in a shallow marine to fluvial environment (Águas Claras Formation), dated at 2.645 billion years old to 2.681 billion years old, overlie the volcanic rocks of the Grão Pará Group. The volcano-sedimentary sequence has been intruded by granitic rocks of various ages. Palaeoproterozoic intrusions (ca. 1.88 billion years old) include several anorogenic granitic plutons, such as the Central Carajás and Cigano granitoids. Achaean intrusions include granitoids and diorites of the Plaquê Suite (ca. 2.74 billion years old), younger alkaline granitoids (ca. 2.57 billion years old), such as the Estrela Complex, the Old Salobo Granite (2.573 ± 0.002 billion years old) and the Itacaiúnas Granite.

Property Geology

The Salobo mineralization is hosted in the biotite-magnetite (BDX) and amphibolite magnetite schists (“XMT”) along the trend of a steeply dipping sequence of metamorphic rocks. Granitic intrusives (granitoid, GR) occur adjacent to the north side of the sequence of rocks and a series of much younger diorite dykes (diabase, DB) crosscut the mineralization forming barren zones. Copper mineralization occurs as chalcocite and bornite, with subordinate quantities of chalcopyrite, together with variable proportions of molybdenite, cobaltite, covellite, gold and silver, contained in schists with variable proportions of magnetite, amphibole, olivine, garnet, biotite, quartz and plagioclase. Brittle-ductile shear zoned deformation has resulted in lenticular shaped ore shoots that characteristically show close associations between copper mineralization and magnetite contents.

Near-surface weathering of the bedrock in the deposit area has produced a humid, clayey saprolite surface layer. The sulphide mineralization in the upper 20 metres to 25 metres part of the saprolite has been oxidized, while the lower five metres to ten metres of the saprolite contains variable sulphides, and is transitional downward into fresh, sulphide-bearing bedrock. The oxide saprolite layer has been partially leached by groundwater resulting in a significant reduction in the copper and gold content. The sulphide saprolite is a transitional unit for which leaching has also reduced the copper and gold content, but to a lesser degree than the oxide saprolite. The lack of sulphides and the reduced grade in the oxide saprolite prohibits it from currently being considered of economic interest.

Magnetite Schist (XMT)

XMT is represented by massive, foliated and banded rocks, with predominant magnetite, fayalite, grunerite, almandine and secondary biotite. Granoblastic textures with polygonal contacts in magnetite and fayalite are common. The presence of fayalite is marked by the replacement of grunerite and greenalite and transformation into magnetite and other sulphides. Iron-potassic alteration is common, creating schistosity in biotite units.

The southeast portion of the deposit hosts hastingsite, replaced partially by actinolite, grunerite and sulphide minerals. Fluorite, apatite, graphite and uranium oxides are associated with this assemblage, Fe-silicate minerals and alteration products of fayalite.

Garnet-Grunerite Schist (DGRX)

These are massive rocks with local development of schistosity. The rocks with significant almandine and grunerite content have isotropic texture or very few schistosity structures, with nematoblastic and granoblastic texture. The main mineralogical composition consists of almandine and cummingtonite-grunerite, with magnetite, hematite, ilmenite, biotite, quartz, chlorite, tourmaline and subordinate allanite. Fluorite and uraninite generally occur in veinlets related to stilpnomelane, calcite and grunerite.

Biotite Schist (BDX)

This unit is the most common lithology at Salobo and consists of medium to coarse-grained material with anastomosed foliation. The mineral assembly is characterized by biotite (responsible for the foliation observed within the rocks), garnet, quartz, magnetite and chlorite. The assemblage with garnet, magnetite, grunerite and biotite is partially replaced by a second generation of biotite and magnetite with chlorite, K feldspar, quartz, hematite and sulphides. Tourmaline, apatite, allanite, graphite and fluorite generally occur throughout this unit.

Feldspar-Chlorite Mylonite (ML)

The feldspar-chlorite-quartz mylonite is characterized by mylonitic foliation, produced by the orientation of rims of chloritized deformed biotite, hastingsite, elongated quartz and saussuritized plagioclase (K-feldspar, epidote and muscovite alteration). Porphyroblastic garnet is partially or totally replaced by chlorite and epidote. Allanite and apatite generally occur throughout this lithology.

Metavolcanic Basic (MTB)

This group of massive coarse-grained rocks is characterized by Fe-hastingsite and/or hornblende and plagioclase with chlorite alteration. It occurs irregularly in the system, but is concordant with other lithotypes in abrupt contacts, probably hydrothermally altered intrusive basic relicts within the package of volcanic rocks.

Quartz Mylonites (QML)

Quartz mylonites are grey or white in colour, passing through green to red. Where present, Fe-oxides are medium to fine grained, foliated and composed predominantly of quartz, muscovite, sericite, sillimanite and chlorite. Accessories, such as biotite, feldspar, magnetite, almandine, tourmaline, zircon and allanite are common. It is possible to differentiate: (a) red quartz-feldspathic rocks formed by K-feldspar and quartz and which may be a product of shearing between the gneissic basement and the supracrustal rocks; and (b) chlorite schists, mainly composed of chlorite and quartz, that represent intense hydrothermal alteration. This unit is found near the southern border of the deposits, close to important brittle shear zones, which may be interpreted as conduits for hydrothermal fluids.

Old Salobo Granite (GR)

The Old Salobo Granite occurs as a stockwork of approximately 2,573 ±2 million years old. The rocks appear colorless-pink to grey, coarse grained and with mylonitization in some areas. The main mineralogy is composed of K-feldspar (orthoclase-microcline), oligoclase, quartz, augite, hornblende, chlorite and, rarely, magnetite. There is no evidence of contact metamorphism with the host rocks. The mylonitic aspects that appear both in granite and host rocks are likely to have formed during the deformation phase.

Young Salobo Granite (GR)

The Young Salobo Granite occurs as small northwest-trending sills, hosted by the supracrustal sequence and by the gneisses of basement. It corresponds to the youngest granitic intrusion detected by drilling in the Salobo area. In some porphyritic portions, the matrix is aphanitic, containing a porphyry of red albite (Fe-oxide in micro-fractures) and chlorite pseudomorphed by biotite. This mineral assemblage is composed of fine to medium grained, equigranular, hypidiomorphic grains of albite/oligoclase, orthoclase, quartz, chlorite, with minor epidote, zircon, fluorite, magnetite, chalcopyrite and pyrite. Deformation was not observed and the structure is isotropic. Age dating indicates an age of 1,880 ±80 million years old.

Diabase (DB)

Diabase is located in southeast of the deposit, striking at approximately N70°E, while in the northwest of the deposit striking near to N20°W. The predominant minerals comprising the rock type are augite, plagioclase, magnetite, ilmenite and quartz. The fine grained diabase has an age of 553 ±32 million years old, while the more granular margins are dated at 561 ±16 million years old. This unit represent the last magmatic event of the area. The dykes are set within shear/fault lateral geometries to (N70°E) and frontal geometries (N20°W), probably developed before the intrusions, in a compressional regime modified by an extensive regime.

Rhyolite (RIO)

Rhyolite dykes are grey-reddish in colour, porphyritic in texture within an aphanitic matrix. The majority are composed of K-feldspars, plagioclase, quartz, amphibole in a matrix cut by quartz veinlets. In drill holes the occurrence is rare or an ultimate phase.

Mineralization

The sulphide mineralization consists of assemblages of magnetite-chalcopyrite-bornite and magnetite bornite- chalcocite. Variable amounts of molybdenite, cobaltite, safflorite, gold and silver, also exist hosted by rocks which contain magnetite, fayalite, grunerite, garnet, biotite, quartz and plagioclase. The mineralization is related to Fe-rich rocks and occurs in lenticular shears and hydrothermally altered zones. The chalcopyrite is associated with magnetite schists (XMT) rich in fayalite and magnetite.

Different styles of mineralization can be found: disseminated, with planar structures (stringers) parallel to rock, associated with local concentrations of magnetite and/or garnet, filling or surrounding the fractures of mineral grains (stock works); in cleavages of amphiboles and platy minerals, consisting of massive sulphide, parallel to bedding of hosted rocks in some cases, as well as remobilized mineralization in shear zones. Chalcopyrite, bornite, and chalcocite occur interstitially in silicate minerals. These sulphide minerals are commonly found filling the cleavage planes of biotite and grunerite. Hematite is rare but, in places, comprises as much as four percent by volume. It exhibits tabular texture (specularite), with infilling bornite and partial replacement by magnetite.

Native gold grains are observed locally, mainly occurring as inclusions in cobaltite and safflorite or interstitial to bornite. In addition, ilmenite, uraninite, allanite, fluorite and apatite occur as accessory minerals. The above textural relationships indicate that mineralization was firstly marked by an oxide stage, with a subsequent sulphide stage.

Molybdenite occurs interstitial to magnetite, and shows cleavages planes filled with chalcopyrite and bornite. In mylonitic samples, molybdenite forms kinked stringers with marked variable extinction, the result of in-lath recrystallization.

Magnetite occurs mainly as idiomorphic to sub-diomorphic grains, interstitial to silicate minerals or in fractures, or forms bands in mylonitic rocks.

The gangue minerals are almandine, garnet, grunerite and tourmaline, reflecting the intense iron-metasomatism. Minor amounts of fayalite and hastingsite are pseudomorphed by grunerite and magnetite. Tourmaline, with a dominant schorlitic composition occurs as idiomorphic crystals preferentially oriented parallel to mylonitic foliation, in association with biotite, garnet and grunerite.

Biotite sub-diomorphic crystals, commonly kinked, are associated with potassic alteration and spatially related to the copper-gold mineralization. In addition, uraninite and zircon inclusions may be locally abundant in biotite. Quartz shows undulose extinction, and is associated with biotite in ore samples or constitutes concordant veins within the host rocks.

Hydrothermal alteration appears to be much more important than previously recognized. The spatial distribution of hydrothermal alteration in the Salobo deposit shows that areas affected by intense irons and potassic-metasomatism host most of the iron oxide copper-gold ore.

In general, the massive magnetite associated with the mineralization is the core of the hydrothermal system and is surrounded by less intensely altered rocks. Within the massive magnetite body are small veins and irregular masses of secondary biotite. Garnet is completely replaced by magnetite, forming obvious pseudomorphs. Away from the massive magnetite, the magnetite gradually diminishes, giving way to biotite garnet schist and/or garnet grunerite schist. When not obscured by magnetite, biotite-garnet schist and garnet-grunerite schist are very distinctive and easily logged. Alkali-metasomatism is recognized in the amphibolite rocks of the Salobo deposit. It is expressed by weak sodium with intense superimposed potassium alteration (≤ 4.6 wt% of K2O).

Potassium–felsdpar, biotite and oligoclase are in the main alteration minerals. A significant increase in the FeO content (≤35 wt%) accompanied the potassium alteration in amphibolite and was marked by the replacement of calcic-amphibole (mostly magnesium-hornblende and hastingsite) by iron-magnesium amphibole (cummingtonite), and by formation of biotite and magnetite. The chemistry of the meta-graywackes at the deposit indicates that they also underwent significant iron and potassium alteration. Alteration assemblages are characterized by almandine, garnet, biotite and grunerite, subordinate tourmaline and minor magnetite. The richest ore zone, located in the central part of the deposit, corresponds to the most altered area.

Exploration

The discovery of the Salobo copper deposit occurred during a systematic program of geochemical, geophysical and geological exploration in the Carajás region, initiated by CVRD/DOCEGEO in 1974.

In 1977 a program of detailed geological and geochemical work explored magnetic anomalies existing in the basin of Igarapé Salobo (Salobo stream). Anomalies of up to 2,700 parts per million copper were detected in stream sediments collected from tributaries of Igarapé Salobo. These anomalies lead to the development of detailed work in the area, involving geological, geochemical and geophysical prospecting. In 1978, exploration revealed the presence of copper sulphides associated with magnetic schist and the first phase of several drilling programs was initiated.

The primary method employed in the exploration and evaluation of the Salobo deposit is diamond core drilling, details of which are presented below.

Drilling

The geochemical and geophysical anomalies identified at Salobo were initially tested by nine exploratory drill holes by DOCEGEO in 1978, including a mineralized interval of 140 metres at 0.45 percent copper. A successive drilling campaign (the first of five major campaigns), to follow-up this promising mineralization, was conducted on a 400 metre by 200 metre drill grid, subsequently reduced to 200 metres by 200 metres and then to 200 metres by 100 metres. This initial campaign completed 65 diamond drill holes for 29,322 metres between March, 1978 and May, 1983.

The second campaign (January, 1986 to June, 1987) was jointly undertaken by CVRD/GICOR that reduced the grid to 100 metres by 100 metres in the core of the deposit with further drilling undertaken in the southeast of the deposit from the adit (G-3). This phase completed 9,033 metres of diamond drilling from 60 drill holes.

In 1993, and to accompany an economic feasibility study by SMSA, a third campaign was initiated. The primary objective was to investigate the best probable location in the deposit in which to commence mining and to optimize the first five years of production as well as investigate mineralized continuity at depth. Between July, 1993 and February, 1994 a total of 65 drill holes had been completed for 14,585 metres.

In 1997, the fourth drilling campaign commenced, accounting for 25,491 metres from 88 holes.

The fifth drilling campaign completed 190 drill holes for 66,243 metres in 2002 and a further 2,047 metres in 2003 that brought the grand total for the Salobo deposit to almost 147,000 metres of geological drilling.

By the end of the campaigns in 2003, some areas were drilled a little more densely (50 metres by 50 metres), including the area around the adit.

The surface drilling was initiated with a diameter of HQ and the minimum diameters were BX and BQ. The underground drilling was carried throughout with BX diameter. The drilling system used included the traditional and wireline methods. Down hole surveys were carried with the R-F DDI (reflex fotobor dip and direction pointer), Fotobor DDI and Maxbor units were used to prevent errors in azimuth readings due to the influence of natural magnetic properties within the rocks. Core recoveries of 80% in weathered rock and 90% in fresh rock were achieved by the drilling companies during the campaigns.

The majority of the core recovered is NQ size (47.1 millimetres) with a lesser amount of (Imperial) BQ size (31.5 millimetres).

Sampling and Analysis

Sample Preparation

Core is delivered by the drilling contractor to the core logging/storage area. After the core is photographed and logged, sample intervals are marked; the sample intervals average one metre in mineralized zones and two or four meters in barren zones. Sample lengths may vary depending on geological and lithological/structural criteria (geologic boundaries, lithological/mineralogical changes, faults and shear zones, etc). The core is cut by a diamond saw and one half is submitted for sample preparation and assaying while the other half is kept in the core storage facility for further reference.

Sample Analysis

Sample Receipt and Preparation

Upon receipt of samples, the preparation laboratory personnel referenced (scanned) the bar code label attached to the sample bag. The weight of sample was electronically recorded together with information such as date, time, equipment used and operator name. The scanning process allowed for complete traceability of the sample through the entire laboratory process.

Assay Methodology

The samples (a 5 gram aliquot) were routinely analyzed for copper, silver and iron by atomic absorption spectrometry (“AAS”). Gold was determined by a lead collection fire assay/AAS technique on a 30 gram sample. In the early stages of the exploration program Pd, Pt, Ni, Mo, and U were also analyzed but later were excluded from the analytical package.

Sample Security

All drill core was brought from the drill site at the end of shift, and stored in a purpose built logging and storage facility. Core undergoes a standard logging procedure before being sawn at the adjacent diamond saw building. Mineralized sample boxes are returned to the storage facility where they are kept under lock and key. The core storage and logging facility is kept locked when unoccupied. Unshipped samples are also stored in a secure facility at the same location.

Quality Assurance and Quality Control

The QAQC program implemented for Salobo is complex due the implementation of different schemes of QA over a prolonged period of time.

SGS Lakefield Research Ltd. (“Lakefield”) was used for the routine analysis of copper, gold and silver, while Acme analysed for Mo, U, F, S and C. The Gamik laboratory was used as a secondary laboratory to check the results obtained from the primary laboratory (Lakefield and/or Acme). Initially, SMSA allowed the laboratory the responsibility on the insertion of standards, blanks and duplicates samples. Consequently, in the absence of robust QAQC data, and in an attempt to validate the results related to campaigns before 2002, a total of 51,768 of the original 75,577 samples drilled prior to 2002 were re-assayed to corroborate the original results. The re-analysis considered pulps and coarse rejects materials when possible. However, they are not identified separately as repeats or duplicate in order to evaluate precision and sample preparation respectively. Based on the results obtained, Vale applied an adjustment factor to original sample grades.

For the 2002 to 2003 samples, SMSA produced internal standards, but they were only available at the end of drilling program. Because of this, a special lot of 1,500 samples from the 2002 to 2003 drilling program were sent for reanalysis. A total of 76 aliquots were inserted in blind form for both standards B5B and B3E3C3 (Salobo CMR) of the project.

The QC protocol at Salobo operations includes the following control samples:

  In-house standard reference materials inserted at about 2.5 percent frequency.

  Coarse preparation blanks inserted at approximately 2.5 percent frequency.

  Pulp duplicates carried out by the primary laboratory at about five percent frequency.

  External assay checks by the secondary laboratory on up to five percent of randomly selected original pulps analyzed previously by the primary laboratory.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the Salobo Mine as of December 31, 2012.

Mining Operations

The Mineral Reserve at the Salobo Mine is being extracted using conventional open pit mining methods consisting of shovels, trucks and drills as the major mining equipment. Pre-stripping of the site has been completed and production is expected to ramp up to 12 million tonnes per year by 2014 and eventually reach 24 million tonnes per year by 2016.

The mine plan was generated based on the Proven and Probable Mineral Reserves contained in Vale’s 2012 resource model. Reserves are reported above a copper equivalent cut-off grade of 0.296 percent.

The ultimate pit was subdivided into seven internal phases targeting the highest grade, lowest cost areas of the ultimate pit first. The Salobo mine life spans approximately 29 years ending in 2042. However, the process plant will continue operations, milling stockpile material, for another 22 years until 2064.

Phasing of the open pit development and application of the cut-off grade strategy allows higher grade ore (above 1.00 percent copper) to be mined in the initial years of the operation. This is followed, from years 2025 to 2033, by the mining of progressively lower grade material averaging 0.48 percent copper. The copper grade improves again during the final phases of pit development, then decreases as production ramps down towards the processing the lower grade stockpile material.

During mining, the ore placed on the stockpiles is classified according to the following grade categories:

  Medium grade ore: 0.60 to 0.85 percent copper equivalent

  Low grade ore: 0.30 to 0.60 percent copper equivalent

Recovery Methods

Mineral reserves at Salobo indicate total reserve grades of approximately 0.72 percent copper and 0.38 grams per tonne gold. Copper occurs primarily as the minerals chalcocite, bornite and chalcopyrite. Gold values are predominantly associated with the copper sulphides. Average levels of magnetite and chlorite are five percent and ten percent respectively. Potential deleterious elements include fluorine at approximately 0.40 percent and uranium at approximately 16 parts per million.

The main lithologies for hosting the copper sulphide mineralisation are magnetite schists (XMT) and biotite schists (BDX). In general, higher copper values are associated with the magnetite schists, containing greater than ten percent magnetite, with values typically greater than 0.6 percent copper. Biotite schists generally contain lower copper values, typically in the range of 0.2 percent-0.6 percent copper. Low grade ore is currently stockpiled.

Phase I of the Salobo plant is designed to process 12 million tonnes per year of ore to produce approximately 100,000 tonnes of copper in a copper-gold concentrate annually. Production commenced in June, 2012. Phase II of the Salobo plant expansion involves doubling the throughput to 24 million tonnes per year with annualized copper in concentrate production rising to approximately 200,000 tonnes. Construction of Phase II is well advanced and is basically a mirror-image of Phase I, i.e. essentially two identical production lines. Production from Phase II is scheduled to start in 2014.

Currently, Phase I is designed to operate 365 days per year, 24 hours per day and at 90 percent availability to process an average 1,522 tonnes per hour.

Overall, for the total reserve copper head grade of 0.72 percent copper, expected recovery was 84.2 percent, and for the total reserve gold head grade of 0.38 grams per tonne, expected recovery was 61.9 percent. Target copper grades in concentrate are 35-42 percent copper with a typical value of 38 percent copper. Target gold grade in concentrate is 17 grams per tonne with an upper limit of 40 grams per tonne.

There are three deleterious elements of potential concern in the copper concentrate, namely fluorine, chlorine and uranium. Of these, fluorine is the most significant. In general, smelters will tend to reject concentrates with high fluorine content due to problems in the smelter’s sulphuric acid plants. However, there are smelters that can accept high fluorine contents, although they are few in number. Vale has advised it has secured contracts with four smelters (in Poland, India, Sweden and Germany) which are able to accept concentrates with an anticipated average fluorine content of 1,800 parts per million and a maximum content of 4,000 parts per million.

Apart from the inclusion of high pressure grinding rolls (“HPGR”) for tertiary crushing ahead of ball milling, the circuit is very conventional to the copper industry. The use of conventional semi-autogenous grinding (“SAG”) milling is generally considered within Vale’s operating philosophy but the reasons for the design and selection of the HPGR/Ball Milling circuit are sound and were due mainly to the high magnetite (and copper) content of critical size pebbles that would have been removed with the magnet protecting the pebble crusher and therefore requiring additional processing and the expected variability in ore hardness that would cause variability in SAG mill throughput in a typical SAG mill, ball mill, pebble crusher circuit.

Run-of-mine ore at 2.5 metres top size is hauled in 240-tonne trucks and crushed in a 60 in x 89 in primary gyratory crusher to a product 80 percent passing 152 millimetres. The dump pocket volume capacity is equivalent to the volume of 2.5 trucks. Primary crushed ore is conveyed to a crushed ore stockpile which has a live capacity of approximately 24,800 t and a total capacity of 73,400 tonnes. Coarse ore stockpile reclaim feeders are used to feed onto the primary screen feed conveyor which feeds two operating double-deck vibrating screens. Screen oversize is crushed in two MP-1000 cone crushers (746 kilowatt motors) in a standard closed circuit. The nominal throughput for each crusher is 1,198 tonnes per hour.

Secondary crushed product is then conveyed to the secondary crushed ore stockpile feeding the HPGR units. This stockpile has a total capacity of approximately 171,000 tonnes and a live capacity of about 58,400 tonnes.

Four operating reclaim feeders are then used to reclaim the crushed ore and deliver it to the HPGR circuit via the stockpile reclaim conveyor and silo feed conveyor, equipped with a shuttle head. This delivers ore into one of two concrete silos, providing approximately 20 minutes nominal capacity. A reversible feed belt conveyor and feed belt feeders then feed each of the two HPGR units.

Each HPGR unit has a drum 2.0 metres diameter by 1.5 metres wide. The maximum feed size is 55 millimetres and the product is 80 percent passing 17 millimetres. The crushed HPGR product is discharged as a compressed cake and, via the product collection conveyor, is then screened at eight millimetres aperture and broken up with high pressure water sprays. There are a total of four operating screens. The screen undersize, at 80 percent passing six millimetres, discharges directly into a Ball Mill discharge sump. The screen oversize is recirculated back via the screen oversize collection conveyor to the silo feed conveyor and further HPGR crushing.

Slurry in the Ball Mill discharge sump is pumped to hydrocyclones. Hydrocyclone underflow is fed by gravity to an overflow Ball Mill (7.9 metres diameter x 12.2 metres long) equipped with a 17 MW gearless motor. There are two Ball Mills operating in closed circuit, each with a hydrocyclone cluster, i.e., two production lines. Ball Mill discharge feeds into the discharge sump for recirculation to the hydrocyclones. The design grind is 80 percent passing 105 microns. Hydrocyclone overflow advances to the copper flotation circuit at approximately 42 percent solids by weight. The Ball Mills are designed to operate at a 30-35 percent ball charge using 76 millimetres diameter steel balls and with a recirculating load of approximately 300 percent.

The flotation circuit is of conventional design. Rougher 1 flotation is carried out in two lines (one for each Ball Mill) using two cells, one for each line. The cells are mechanically agitated Outotec cells of 200 cubic metre capacity. The rougher 1 concentrate advances to the cleaner circuit. The rougher 1 flotation tailings advances to the rougher 2 (scavenger) circuit consisting of two lines, each line containing six mechanically agitated 200 cubic metre cells.

Rougher scavenger (rougher 2) tailings gravitate to the TSF. Rougher 2 (scavenger) concentrate advances to the regrind circuit.

Rougher 1 concentrate advances to the cleaner circuit which is divided into cleaner 1, 2 and 3 circuits. Cleaner 1 circuit consists of eight column cells, each six metre diameter x 14 metres height, arranged in two lines of four cells each. The concentrate from the cleaner 1 circuit advances to the cleaner 2 circuit, consisting of four cells, in two lines of two cells each, each column 4.3 metre diameter x 14 metres height. Concentrate from the cleaner 2 circuit advances to the cleaner 3 circuit, consisting of two cells, in two lines of one cell each, each column 4.3 metre diameter x 14 metres height. Cleaner 3 tailings recirculates back to the feed of cleaner 2 and cleaner 2 tailings recirculates back to the feed of cleaner 1.

Cleaner 3 concentrate (final concentrate) advances to the concentrate dewatering circuit.

Cleaner 1 tailings advances to the cleaner-scavenger circuit which consists of ten 200 cubic metres mechanically agitated cells, arranged in two lines of five cells each. Cleaner-scavenger tailings reports to the final tailings with the rougher scavenger tailings.

Cleaner-scavenger concentrate is reground in the regrind circuit together with the rougher 2 (scavenger) concentrate. The regrind circuit consists of four parallel tower mills fitted with 1,120 kilowatt motors and operated in closed circuit (one cluster per mill) with hydrocyclones. The product of the regrinding process is nominally 80 percent passing 21 to 23 microns and advances to the cleaner 1 circuit.

The final concentrate dewatering circuit consists of a 15 mtre diameter, high-capacity thickener, producing a pulp at 60 percent solids. The slurry is then transferred into a 1,360 cubic metre stock tank and cyclically pumped into two horizontal frame pressure filters. The filtrate solution returns to the thickener and thickener overflow is pumped to the plant process water tank.

The filtered concentrate has a residual moisture content of about 9.5 percent. It is stockpiled below the filters in a covered concentrate storage area.

Concentrate is reclaimed by front-end loader and loaded into trucks. Each loader bucket (approximately seven tonnes) is sampled and a composite, representative sample for about 125 tonnes of concentrate is taken for assay. The copper concentrate is weighed in the trucks using a static scale and delivered to a rail spur storage area, 85 kilometres away at the town of Parauapebas. The warehouse can hold 16 kilotonnes of concentrate which is reclaimed by front-end loader and loaded into railcars carrying it to the port of Itaqui, in São Luís, about 900 kilometres from Parauapebas. Further sampling is carried out here.

Flotation reagents used include potassium amyl xanthate and sodium dithiophosphate as primary and secondary collectors respectively, poliglycolic alcohol and methyl isobutyl carbinol as frothers, quicklime for pH modification and sodium sulphide for oxidized or easily oxidized copper minerals, e.g. bornite.

The combined flotation circuit tailings (rougher and cleaner–scavenger tailings) flow by gravity from the plant to the tailings deposition area, located directly north of the processing plant. Tailings are dumped from a single-point discharge and create a beach on the south side of the dam. Over the mine life, several phases of dam raising with mine waste will be required to provide the required storage volume. Vertical pumps installed on pontoons pump recycled tailings dam water back to the process plant, accounting for approximately 95 percent of the total process water requirements.

DIVIDENDS

On March 3, 2011, the Company announced that its Board of Directors had approved an inaugural quarterly dividend of $0.03 per Common Share, which was paid for each of the first three quarters of 2011. A fourth quarterly dividend of $0.09 per share was paid to the holders of record of the Common Shares as of the close of business on November 23, 2011. The total dividends paid during 2011 was $0.18 per Common Share. A quarterly dividend of $0.09 per share was paid to shareholders for each of the first two quarters of 2012. A third quarterly dividend of $0.10 per share was paid to the holders of record of the Common Shares as of the close of business on August 30, 2012. A fourth quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on November 21, 2012. The total dividends paid during 2012 was $0.35 per Common Share.

In November 2011, the Company announced that it had adopted a new dividend policy that linked quarterly dividend payments to operating cash flows in the prior quarter, such that the quarterly dividend per Common Share will be equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding Common Shares at the time the dividend is approved, all rounded to the nearest cent. The declaration, timing, amount and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company’s cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 25, 2013, 354,571,602 Common Shares and no Preference Shares are issued and outstanding.

The Company has issued U.S. dollar common share purchase warrants (the “U.S. Dollar Warrants”), which are exercisable to acquire one Common Share at a price of $20.00 until Spetember 5, 2013. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances. No fractional Common Shares will be issuable upon the exercise of any U.S. Dollar Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of U.S. Dollar Warrants will not have any voting rights or any other rights which a holder of Common Shares would have. The U.S. Dollar Warrants are authorized to be issued under a warrant indenture entered into between the Company and CIBC Mellon Trust Company dated July 24, 2008. As of March 25, 2013, 2,475,590 U.S. Dollar warrants were issued and outstanding.

The Company has issued common share purchase warrants to Vale (the “Vale Warrants”), which are exercisable to acquire one Common Share at a price of $65.00 until February 28, 2013. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances. No fractional Common Shares will be issuable upon the exercise of any Vale Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Vale Warrants will not have any voting rights or any other rights which a holder of Common Shares would have. The Vale Warrants are authorized to be issued under a warrant indenture entered into between the Company and Canadian Stock Transfer Company dated February 28, 2013. As of March 25, 2013, 10,000,000 Vale Warrants were issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. There are currently no other series or class of shares which rank senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company’s Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2012	36.75	30.16	25,425,308
February 2012	39.88	34.64	29,213,823
March 2012	38.42	31.64	30,106,081
April 2012	33.93	27.90	30,893,034
May 2012	30.61	23.11	39,038,808
June 2012	29.58	26.05	31,721,193
July 2012	29.65	25.62	20,950,757
August 2012	34.49	26.41	24,313,625
September 2012	39.33	34.06	31,786,065
October 2012	40.50	37.21	25,390,662
November 2012	41.18	34.83	24,590,703
December 2012	37.80	33.65	20,394,128

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2012 was C$35.86 and on March 25, 2013 was C$31.88.

U.S. Dollar Warrants

The U.S. Dollar Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT.U”. The following table sets forth information relating to the trading of the U.S. Dollar Warrants on the TSX for the months indicated.

	High	Low
Month	($)	($)	Volume

January 2012	17.48	12.64	114,567
February 2012	20.97	15.75	170,384
March 2012	19.50	13.30	153,729
April 2012	15.22	10.05	215,553
May 2012	12.83	6.06	333,758
June 2012	11.49	7.95	205,454
July 2012	10.95	7.60	207,236
August 2012	17.00	9.08	218,140
September 2012	20.22	15.51	237,634
October 2012	20.78	17.50	192,124
November 2012	21.18	15.18	340,862
December 2012	18.00	14.07	153,354

The price of the U.S. Dollar Warrants as quoted by the TSX at the close of business on December 31, 2012 was $16.00 and on March 25, 2013 was C$11.36.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company as of the date of this annual information form.

Name,
Province/State and
Country of Residence	Position(s) with the Company	Principal Occupation

Douglas M. Holtby British Columbia, Canada	Chairman of the Board and Director since April 2006 (4)	Corporate Director

Lawrence I. Bell (2)(3) British Columbia, Canada	Director since April 2006 (4)	Corporate Director

George L. Brack (1)(2) British Columbia, Canada	Director since November 2009 (4)	Corporate Director

John A. Brough (1)(3) Ontario, Canada	Director since October 2004 (4)	Corporate Director

R. Peter Gillin (1)(2) Ontario, Canada	Director since October 2004 (4)	Corporate Director

Eduardo Luna (2) Mexico City, Mexico	Director since December 2004 (4)	Corporate Director

Wade D. Nesmith (1)(3) British Columbia, Canada	Director since October 2004 (4)	Corporate Director

Randy V. J. Smallwood British Columbia, Canada	President, Chief Executive Officer and Director Director since May 2011 (4)	President and Chief Executive Officer of Silver Wheaton

Gary D. Brown British Columbia, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Silver Wheaton

Curt D. Bernardi British Columbia, Canada	Senior Vice President, Legal and Corporate Secretary	Senior Vice President, Legal and Corporate Secretary of Silver Wheaton

Haytham H. Hodaly British Columbia, Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of Silver Wheaton
________________________
(1)	Member of the Audit Committee.
(2)	Member of the Human Resources Committee.
(3)	Member of the Governance and Nominating Committee.
(4)	Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Douglas M. Holtby – Chairman of the Board and Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Lawrence I. Bell – Director. Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp. and Matrix Asset Management Inc. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University and is a Fellow of the Institute of Corporate Directors.

George L. Brack – Director. Mr. Brack is the Chairman of both Capstone Mining Corp. and Alexco Resource Corp. and serves as a director of Aurizon Mines Ltd., Geologix Explorations Inc. and Newstrike Capital Inc.Mr. Brack’s 28-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Until January 2009, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., was Vice President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom’s Corporate Development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Ontario and Canadian Institutes of Chartered Accountants.

R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, from December 2005 to September 2012, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin was appointed a director of Sherritt International Corporation January 1, 2010 and Dundee Precious Metals Inc. in December 2009. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer, and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D. from the Institute of Corporate Directors.

Eduardo Luna – Director. Mr. Luna is currently Director, President and CEO of Rochester Resources Ltd., Advisor and Director of Primero Mining Corp. and advisor of Mercator Minerals Ltd. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and as a board member of the Mineral Resources Council in Mexico.

Wade D. Nesmith – Director. Mr. Nesmith is currently Chairman of Primero Mining Corp. and from 2004 to 2009 was associate counsel with Lang Michener LLP (now McMillan LLP), a law firm where he previously practiced as a partner from 1993 to 1998. Mr. Nesmith has served on the boards of, among others, Polymer Group, Inc., Broadpoint Securites, Inc., and Westport Innovations, where he was also a senior officer of the Company. He also served as the Executive Director (then Superintendent of Brokers) for the British Columbia Securities Commission. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

Randy V. J. Smallwood – President, Chief Executive Officer and Director. Mr. Smallwood holds a geological engineering degree from the University of British Columbia, and is one of the founding members of Silver Wheaton. In 2007, he joined Silver Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Silver Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Silver Wheaton.

Gary D. Brown – Senior Vice President and Chief Financial Officer. Mr. Brown is currently the Senior Vice President and Chief Financial Officer of Silver Wheaton having joined the Company in June 2008. Prior to Silver Wheaton, he was the Chief Financial Officer of TIR Systems Ltd. from September 2005 to July 2007. He has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings almost 20 years of experience as a finance professional and holds professional designations as a Chartered Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo.

Curt D. Bernardi – Senior Vice President, Legal and Corporate Secretary. Mr. Bernardi has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

Haytham H. Hodaly– Senior Vice President, Corporate Development. Mr. Hodaly joined Silver Wheaton in 2012, bringing with him over 16 years of experience in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. In this role, he was responsible for providing, to a wide range of institutional clients around the globe, up-to-date and insightful research coverage of North American-listed precious metals companies. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. During his tenure, he helped to establish Salman Partners Inc. as a leading independent, resource-focused and research-driven investment dealer. Mr. Hodaly is an engineer with a B.A.Sc. in Mining and Mineral Processing Engineering and a Masters of Engineering, specializing in Mineral Economics.

As at December 31, 2012, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 545,545 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than: (a) Mr. Brough who is a director of a mining company that was subject to a management cease trade order against the directors and officers of the mining company from April 2005 to February 2006 in connection with such company’s failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill. When the SEC accepted the mining company’s proposed treatment, the mining company made its filings, and the cease trade orders were revoked; and (b) Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: (a) Mr. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005; and (b) Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera from October 2003 to December 2008, a company that filed for protection under the CCAA with the Ontario Superior Court of Justice on January 16, 2008. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Management and Others in Material Transactions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2010, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(1)	Each of Messrs. Bell and Holtby are directors of Goldcorp, which is the owner of the Peñasquito Mine and the Los Filos mine, and was the owner of the San Dimas Mines until August 6, 2010;

(2)

Mr. Nesmith is a director of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas Mines, and until March 15, 2012, Mr. Nesmith is the Chairman of the Board of Directors of Primero;

(3)

Mr. Luna is a director of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas Mines, and until November 30, 2011, Mr. Luna was the Executive Vice President and President, Mexico; and

(4)

On August 6, 2010, Goldcorp completed the sale of the San Dimas Mines to Primero. In conjunction with the sale, the Company amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company (“CIBC Mellon”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario. Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon.

The warrant agent for the U.S. Dollar Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company as of the date of this annual information form or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The 777 Mine Purchase Agreement referred to under the heading “General Development of the Business – Three Year History – Hudbay Transaction” in this annual information form.

2.	The San Dimas Silver Purchase Agreement referred to under the heading “General Development of the Business – Three Year History – San Dimas Transaction” in this annual information form;

3.	The Peñasquito Silver Purchase Agreement referred to under the heading “Description of the Business – Principal Product – Peñasquito Mine” in this annual information form;

4.	The Pascua-Lama Silver Purchase Agreement referred to under the heading “Description of the Business – Principal Product – Pascua-Lama Project” in this annual information form;

5.	The Salobo Mine Purchase Agreement referred to under the heading “Description of the Business – Three Year History – Vale Transaction” in this annual information form; and

6.

The $1 billion revolving credit facility dated as of February 28, 2013, between the Company and the lenders and the $1.5 billion bridge financing facility dated as of February 28, 2013 between the Company and the lenders.

Each of such contracts is available on SEDAR at www.sedar.com under the Company’s profile.

INTERESTS OF EXPERTS

The scientific and technical information for the Company’s mineral projects on a property material to the Company contained in this annual information form, other than for the Salobo Mine, was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito – Goldcorp annual information form filed on March 1, 2013;
b.	San Dimas – Primero annual information form filed on April 2, 2013;
c.	Pascua-Lama – Barrick annual information form filed on March 28, 2013 and Barrick management discussion and analysis filed on February 14, 2013; and
d.	777 – Hudbay annual information form filed on March 28, 2013.

A summary of the information sourced from the annual information forms of Hudbay, Primero, Goldcorp and Barrick is contained in this annual information form under “Technical Information – Further Disclosure Regarding Mineral Projects on Material Properties – 777 Mine, Canada, – San Dimas Mines, Mexico, – Peñasquito Mine, Mexico, – Pascua-Lama Project, Border of Chile and Argentina”, respectively. Neil Burns, M.Sc., P.Geo., Vice President, Technical Services and Samuel Mah, M.A.Sc., P.Eng., Senior Director, Project Evaluations, are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates and the scientific and technical information for the 777 Mine, the San Dimas Mines, the Peñasquito Mine and the Pascua-Lama Project contained in this annual information form.

Christopher Jacobs, CEng MIMMM, Vice President and Mining Economist, Micon International Ltd., James Turner, BSc (Hons) MSc CEng MiMMM, Senior Mineral Process Engineer, Micon International Ltd., Barnard Foo, P. Eng., MBA, Senior Mining Engineer, Micon International Ltd. and Jason Ché Osmond, FGS, C.Geol, EurGeol, Senior Geologist, Micon International Ltd. prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajás, Pará State, Brazil” dated March 19, 2013. A copy of the Salobo Report is available under the Company’s profile on SEDAR at www.sedar.com and a summary of the Salobo Report is contained in this annual information form under the heading “Description of the Business – Salobo Mine, Brazil”.

The aforementioned firms or persons held no securities of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates, other than Neil Burns and Samuel Mah, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Neil Burns and Samuel Mah who are employees of the Company.

Deloitte LLP is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company. The committee also has oversight responsibility for significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A”.

The current members of the Company’s Audit Committee are John A. Brough (Chairman), George L. Brack, R. Peter Gillin and Wade D. Nesmith. Each of Messrs. Brough, Brack, Gillin and Nesmith are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

The Audit Committee met four times in 2012. Each of Messrs. Brough, Gillin and Brack were present at all four meetings. Mr. Nesmith was appointed to the Audit Committee on March 22, 2012 and was present at all three subsequent meetings.

Relevant Education and Experience

See “Directors and Officers” for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Deloitte LLP, Independent Registered Chartered Accountants, were the auditors of the Company in 2012. Fees payable to Deloitte LLP in respect of services in 2011 and 2012 are detailed below:

	2011 (1) ($)	2012 (1) ($)
Audit Fees (2)	782,734	512,491
Audit-Related Fees	2,730	5,298
Tax Fees (3)	26,187	141,233
All Other Fees (4)	70,773	86,007
TOTAL	882,424	745,029
________________________
(1)

Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.9833 for the financial year ended December 31, 2011 and at the exchange rate of C$1.00 = US$1.0051 for the financial year ended December 31, 2012.

(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Tax fees were paid for tax compliance and advisory services.
(4)	Other Fees were paid for Canadian Public Accountability Board fees, preparation of tax returns for VAT tax and the Barbados subsidiary and accounting advisory services.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 21, 2013 which will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012.

SCHEDULE “A”

SILVER WHEATON CORP.
AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

	B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

	D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, tax, ethical and regulatory requirements;

	F.	preparing Audit Committee report(s) as required by applicable regulators; and

	G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

	A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in Tab A-6, Board Guidelines.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines (Tab A-8, Appendix), and will satisfy such other applicable criteria for independence as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix I, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix I, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix I, and will satisfy such other applicable criteria for financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditor of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least quarterly with management and the independent auditor in in-camera sessions, and as determined in the discretion of the Committee with the head of internal audit, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

	A.	Create an agenda for the ensuing year.

	B.	Review and update this Charter at least annually, as conditions dictate.

C.

Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.

	D.	Documents/Reports Review

i)

Review with management and the independent auditor, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any other financial information to be publicly disclosed including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles methods on the financial statements.

	iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

	v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Review and approve the independent auditor’s audit plan and engagement letter and discuss and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach.

iii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

	iv)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

v)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

		b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

		c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

	vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre- approval requirements for non-audit services by the independent auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the independent auditor to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

x)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)

Arrange for the independent auditor to be available to the Committee and the full Board as needed. Ensure that the auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xii)	Oversee the work of the independent auditor undertaken for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the independent auditor is prohibited from providing the following non-audit services and determining which other non-audit services the independent auditor is prohibited from providing:

	a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit outsourcing services;

	f)	management functions or human resources;

	g)	broker or dealer, investment adviser or investment banking services;

	h)	legal services and expert services unrelated to the audit; and

	i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the independent auditor, in accordance with applicable legislation.

F.	Internal Auditor

	i)	Review the effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor;

	ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk;

	iii)	Periodically review:

		a)	progress on the internal audit plan, including any significant changes to it;

		b)	significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting;

		c)	any significant internal fraud issues; and

	iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.

G.	Financial Reporting Processes

i)

Periodically review the adequacy and effectiveness of the company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

iii)

Consider the independent auditor’s judgments about the quality, appropriateness and acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iv)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

i)

Discuss with the independent auditor (i) the auditor’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

	ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

	vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

	vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

	iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

	iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

J.	Risk Management

i)

Make inquires of management and the independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

	ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

	iii)	Review management’s program of risk assessment and steps taken to manage these risks and exposures, including insurance coverage.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee may, from time to time, engage and set the compensation for outside consultants, advisors or other resources with the approval of the Board Chair in consultation with the CEO.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed.

v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings.

vi)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vii)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

	A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

	B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

	C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

APPENDIX ONE TO SCHEDULE “A”
SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Item	CSA*	NYSE**
Ensure that the CEO’s Terms of Reference include responsibility to make annual and interim written affirmations regarding the Audit Committee, and ensure that such written affirmations are submitted as required.
√
Disclose the text of the Audit Committee’s charter.	√
Disclose names of committee members and state whether or not each is (i) independent and (ii) financially literate. Describe each member’s education and experience relevant to responsibilities.	√
Disclosure whether, at any time since the commencement of most recently completed financial year, the Company has relied on any possible exemptions for Audit Committees.	√
If, at any time since the commencement of the issuer’s most recently completed financial year, a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the board of directors, state that fact and why.
√
Disclose by category how much the auditor is paid for consulting and other services.	√
Disclose any specific policies or procedures adopted by the Audit Committee for pre-approval of non-audit services by the external auditor.	√
Prepare and disclose any Audit Committee reports required by applicable regulators.	√

APPENDIX ONE TO SCHEDULE “A”
SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

f)	an understanding of financial statements and generally accepted accounting principles;
g)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
h)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

i)	an understanding of internal controls and procedures for financial reporting; and
j)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

e)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

f)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
g)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
h)	other relevant experience.

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